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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                  Solicitation/Recommendation Statement Under
            Section 14(d)(4) of the Securities Exchange Act of 1934

                            THE EARTHGRAINS COMPANY
                           (Name of Subject Company)

                            THE EARTHGRAINS COMPANY
                      (Name of Person(s) Filing Statement)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                  270319-10-6
                     (CUSIP Number of Class of Securities)

                               Joseph M. Noelker
            Vice President, General Counsel and Corporate Secretary
                            The Earthgrains Company
                              8400 Maryland Avenue
                              St. Louis, MO 63105
                                 (314) 259-7000
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                            Francis J. Aquila, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

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Item 1. Subject Company Information.

  The name of the subject company is The Earthgrains Company, a Delaware corporation ("Earthgrains"), and the address of the principal executive offices of Earthgrains is 8400 Maryland Avenue, St. Louis, Missouri 63105-3668. The telephone number for Earthgrains' principal executive offices is
(314) 259-7000. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is Earthgrains' common stock, par value $0.01 per share (the "Shares"), together with the associated rights (the "Rights") to purchase Series A Junior Participating Preferred Stock (the "Junior Preferred Stock") issued pursuant to that certain Rights Agreement, dated February 22, 1996, between Earthgrains and Boatmen's Trust Company (as amended from time to time, the "Rights Agreement"). Unless the context otherwise requires, all references to Shares include the Rights, and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the Rights Agreement.

  There were 42,648,084 Shares outstanding on June 29, 2001.

Item 2. Identity and Background of Filing Person.

  (a) The name and address of Earthgrains, which is the person filing this statement, are set forth in Item 1 above.

  (b) This Statement relates to a tender offer by SLC Acquisition Corp., a Delaware corporation ("SLC") and a wholly owned subsidiary of the Sara Lee Corporation, a company organized under the laws of Maryland ("Sara Lee"), under which SLC is offering to purchase all of the Shares at a price of $40.25 per share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the offer documents, dated July 3, 2001 (which, as amended or supplemented from time to time, together constitute the "Offer"). None of Sara Lee, SLC or any of their affiliates are affiliated with Earthgrains. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Sara Lee and SLC with the Securities and Exchange Commission on July 3, 2001.

  The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 29, 2001 (the "Merger Agreement"), by and among Sara Lee, SLC and Earthgrains. The Merger Agreement provides, among other things, that following the completion of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"), SLC will be merged with and into Earthgrains (the "Merger"). Following the completion of the Merger, Earthgrains will be an indirect, wholly owned subsidiary of Sara Lee. At the effective time of the Merger (the "Effective Time"), each Share (other than shares owned by Sara Lee, any of its subsidiaries (including SLC), Earthgrains (as treasury stock), and Shares held by stockholders who properly demand appraisal and comply with provisions of
Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer (the "Merger Consideration"). A copy of the Merger Agreement has been filed as an exhibit to the Schedule TO, which is being mailed to stockholders together with this Statement, and is incorporated herein by reference.

  As set forth in the Schedule TO, the principal executive offices of Sara Lee are located at Three First National Plaza, Suite 4600, Chicago, IL 60602-4260.

  All information contained or incorporated by reference in this Statement concerning Sara Lee or SLC, including but not limited to information with respect to the respective directors and executive officers of Sara Lee and SLC or actions or events with respect to any of them, was provided by Sara Lee or SLC, respectively, and Earthgrains takes no responsibility for such information. Information contained in the Offer and this Statement with respect to Earthgrains and its advisors has been provided by Earthgrains.


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Item 3. Past Contracts, Transactions, Negotiations and Agreements.

  Certain contracts, agreements, arrangements or understandings between Earthgrains or its affiliates and certain of its directors and executive officers are described in Earthgrains Proxy Statement, dated June 18, 2001, relating to the Annual Meeting of Shareholders to be held on July 13, 2001 (the "Proxy Statement") under the headings "Report of the Compensation and Human Resources Committee," "Summary Compensation Table," "Pension Plan Table" and "Executive Agreements." Such portions of the Proxy Statement are incorporated herein by reference. Except as described below or incorporated herein by reference, to the best knowledge of Earthgrains, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest, between Earthgrains, or its affiliates, and (i) its executive officers, directors or affiliates or (ii) Sara Lee, SLC, or their executive officers, directors or affiliates.

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO. The summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein. Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Merger Agreement.

The Offer. The Merger Agreement provides for the making of the Offer. The obligation of SLC to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition (as defined herein) and certain other conditions that are set forth in the Merger Agreement.

Directors. The Merger Agreement provides that promptly upon the purchase of and payment for Shares pursuant to the Offer, Sara Lee will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Earthgrains board of directors (the "Board") as is equal to the product of (i) the total number of directors on the Board (giving effect to the directors designated by Sara Lee pursuant to the Merger Agreement) and
(ii) the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding (on a fully-diluted basis). Earthgrains, at Sara Lee's request, must either take all actions necessary to promptly increase the size of the Board, secure the resignations of such number of directors or any combination of the foregoing, as is necessary to enable Sara Lee designees to be elected or designated to the Board and will cause Sara Lee designees to be so elected or designated.

Each of Sara Lee, SLC and Earthgrains agrees to use its reasonable best efforts to ensure that at least three of the members of the Board are, at all times before the Effective Time, directors of Earthgrains who were members of the Board on the date of the Merger Agreement (the "Continuing Directors"). If, however, there are in office fewer than three Continuing Directors for any reason, the Board will take all action necessary to cause a person designated by the remaining Continuing Directors to fill such vacancy, which person shall be deemed to be a Continuing Director, or if no Continuing Directors remain, the other directors of Earthgrains then in office will designate two persons to fill the vacancies who are not officers or employees or affiliates of Earthgrains, Sara Lee or SLC or any of their respective subsidiaries or affiliates and such persons will be deemed to be Continuing Directors.

Following the election or appointment of Sara Lee's designees to the Board and until the Effective Time, the approval of a majority of the Continuing Directors will be required to authorize any: (i) termination of the Merger Agreement by Earthgrains; (ii) amendment of the Merger Agreement by the Board;
(iii) extension by Earthgrains of time for performance of any obligation or action under the Merger Agreement by Sara Lee or SLC; (iv) waiver by Earthgrains of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of Earthgrains or its stockholders;
(v) consent by the Board under the Merger Agreement, or (vi) other action of Earthgrains under the Merger Agreement or in connection with the transactions contemplated by the Merger Agreement that adversely affects the holders of Shares (other than Sara Lee and SLC).

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The Merger.  The Merger Agreement provides that the Merger will become effective not later than the later of (i) as soon as practicable (taking into consideration the exercise of Options (as defined below) (but in no event later than five business days) after the expiration of the Offer (or the expiration of any "subsequent offering period" if SLC elects to provide such a "subsequent offering period") and (ii) the second business day after satisfaction or waiver of all of the conditions set forth in the Merger Agreement. At the Effective Time, SLC will be merged with and into Earthgrains with Earthgrains being the surviving corporation in the Merger (the "Surviving Corporation"). Following the Merger, the separate existence of SLC will cease, and Earthgrains will continue as the Surviving Corporation, wholly owned by Sara Lee.

If required by the DGCL, Earthgrains will call and hold a meeting of its stockholders promptly following consummation of the Offer for the purpose of voting upon the approval of the Merger Agreement. At any such meeting all Shares then owned by Sara Lee or SLC or any other subsidiary of Sara Lee will be voted in favor of approval of the Merger Agreement.

Pursuant to the Merger Agreement, each Share outstanding at the Effective Time (other than Shares owned by Sara Lee or any of its subsidiaries or by Earthgrains or any of its subsidiaries, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under the DGCL) will be converted into the right to receive the Merger Consideration. Stockholders who perfect their dissenters' rights under the DGCL will be entitled to the amounts determined pursuant to such proceedings.

Representations and Warranties. Pursuant to the Merger Agreement, Earthgrains has made customary representations and warranties to Sara Lee and SLC, including representations relating to: organization; subsidiaries and affiliates; capitalization; corporate authorizations; board approvals; vote required; consents and approvals, no violations; SEC filings; financial statements; absence of certain changes; absence of undisclosed liabilities; litigation; employee benefit plans; taxes; contracts; real and personal property; intellectual property; labor; compliance with laws; condition of assets; customers and suppliers; environmental matters; the opinion of Earthgrains' financial advisor; insurance; brokers and investment bankers; and the Rights Agreement.

Certain representations and warranties in the Merger Agreement made by Earthgrains are qualified as to "materiality," "Company Material Adverse Effect" or "Company Material Adverse Change." For purposes of the Merger Agreement, the term "Company Material Adverse Effect" or "Company Material Adverse Change" means any change, event or effect, as the case may be, that is materially adverse to (i) the business, operations, properties (including intangible properties), financial condition, results of operations, assets or liabilities of Earthgrains and its subsidiaries, taken as a whole, or (ii) Earthgrains' ability to consummate each of the transactions contemplated by the Merger Agreement; provided, that in no event shall any of the following (alone or in combination with another event identified in this proviso) be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Company Material Adverse
Effect: any change, event, violation, inaccuracy, circumstance or effect that results from or arises out of the public announcement or pendency of the Offer, the Merger or the other transactions contemplated in the Merger Agreement.

Pursuant to the Merger Agreement, Sara Lee and SLC have made customary representations and warranties to Earthgrains, including representations relating to: organization; corporate authorizations; consents and approvals, no violations; brokers and financing. Certain representations and warranties in the Merger Agreement made by Sara Lee and SLC are qualified as to "materiality."

Earthgrains Conduct of Business Covenants. The Merger Agreement provides that, except as expressly contemplated by the Merger Agreement, required by applicable law, or consented to in writing by Sara Lee (which consent will not be unreasonably withheld or delayed) after the date of the Merger Agreement, and prior to the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the time the designees of Sara Lee constitute a majority of the Board:

  (a) the business of Earthgrains and it subsidiaries will be conducted only in the ordinary course of business consistent with past practice, and each of Earthgrains and its subsidiaries will use its reasonable efforts

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     to preserve its present business organization intact and maintain good relations with customers, suppliers, employees, contractors, distributors and others having business dealings with it;

  (b) Earthgrains will not, directly or indirectly, (i) except upon exercise of the options or other rights to purchase Shares pursuant to the option plan outstanding on the date of the Merger Agreement or for the issuance of Shares pursuant to the terms of Options outstanding under the plans in effect on the date of the Merger Agreement, issue, sell, transfer or pledge or agree to sell, transfer or pledge any treasury stock of Earthgrains or any capital stock of any of its subsidiaries beneficially owned by it, (ii) amend its Certificate of Incorporation or Bylaws or similar organizational documents; or (iii) split, combine or reclassify the Shares or any outstanding capital stock of Earthgrains;

  (c) neither Earthgrains nor any of its subsidiaries will: (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock, except, with respect to Earthgrains, for regular quarterly dividends in an amount not to exceed $0.07 per Share; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants or rights of any kind to acquire, any shares of capital stock of Earthgrains or any of its subsidiaries, other than Shares reserved for issuance on the date of the Merger Agreement pursuant to the exercise of the Options outstanding on the date of the Merger Agreement; (iii) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of its material assets, or incur or modify any material indebtedness or other liability, other than in the ordinary course of business consistent with past practice; or (iv) redeem, purchase or otherwise acquire any shares of its capital stock, or any instrument which includes a right to acquire such shares except in connection with the exercise of repurchase rights or rights of first refusal in favor of Earthgrains with respect to Shares issued upon exercise of Options granted under the option plan;

  (d) neither Earthgrains nor any of its subsidiaries will change the compensation or benefits payable or to become payable to any of its officers, directors or employees (other than increases in wages to employees who are not directors or affiliates, in the ordinary course of business consistent with past practice, as required by any collective bargaining agreement), enter into or amend any employment, severance, consulting, termination or other agreement or employee benefit plan or make any loans to any of its officers, directors, employees or affiliates or change its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to an employee benefit plan or otherwise, other than such actions taken in the ordinary course of business consistent with past practice;

  (e) neither Earthgrains nor any of its subsidiaries will pay or arrange for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or affiliate or pay or make any arrangement for payment to any officers, directors, employees or affiliates of Earthgrains of any amount relating to unused vacation days, except payments and accruals made in the ordinary course of business consistent with past practice; adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any Earthgrains director, officer or employee, whether past or present, or amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing;

  (f) Earthgrains will not, in any material respect, modify, amend or terminate any of its material agreements, and neither Earthgrains nor any of its subsidiaries will waive, release or assign any material rights or claims under any such agreements;

  (g) neither Earthgrains nor any of its subsidiaries will permit any material insurance policy naming it as a beneficiary or a loss payee to be cancelled or terminated without notice to Sara Lee;

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  (h)  neither Earthgrains nor any of its subsidiaries will (i) incur or assume any long-term indebtedness or any short-term indebtedness (which will not include trade payables) (except for short-term indebtedness for working capital in the ordinary course of business not to exceed $50,000,000 in the aggregate); (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, other than in an immaterial amount; (iii) make any loans, advances or capital contributions to, or investments in, any other person other than in an immaterial amount; (iv) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; or (v) enter into any material commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets or real estate);

  (i) neither Earthgrains nor any of its subsidiaries will enter into or modify any collective bargaining agreement or any successor collective bargaining agreement to any collective bargaining agreement other than in the ordinary course of business;

  (j) Earthgrains and each of its subsidiaries will timely and properly file, or timely and properly file requests for extensions to file, all federal, state, local and foreign tax returns which are required to be filed, and pay or make provision for the payment of all taxes owed by them;

  (k) Earthgrains will not waive, amend or otherwise alter the Rights Agreement or redeem the Rights;

  (l) neither Earthgrains nor any of its subsidiaries will change any of the accounting methods used by it except for such changes required by GAAP or make any tax election or change any tax election already made, adopt any tax accounting method, change any tax accounting method, enter into any closing agreement or settle any material claim or material assessment relating to taxes or consent to any claim or assessment relating to taxes or any waiver of the statute of limitations for any such claim or assessment;

  (m) neither Earthgrains nor any of its subsidiaries will pay, discharge or satisfy any claims, liabilities or obligations (whether absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business consistent with past practice, or of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of Earthgrains;

  (n) neither Earthgrains nor any of its subsidiaries will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Earthgrains or any of its subsidiaries (other than the Merger);

  (o) neither Earthgrains nor any of its subsidiaries will take, or agree in writing or otherwise to take, any action that would or is reasonably likely to result in any of the conditions to the Merger or any of the conditions to the Offer not being satisfied, or would make any representation or warranty of Earthgrains in the Merger Agreement inaccurate in any material respect at or prior to the Effective Time, or that would materially impair the ability of Earthgrains to consummate the Merger in accordance with the terms of the Merger Agreement or materially delay such consummation; and

  (p) neither Earthgrains nor any of its subsidiaries will enter into any agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose, in writing or announce an intention to do any of the foregoing.

Furthermore, neither Earthgrains nor any of its subsidiaries will make any capital expenditure which is not in all material respects in accordance with the annual budget for the fiscal year 2002.

The Merger Agreement does not prohibit any wholly-owned direct or indirect subsidiary of Earthgrains from paying cash dividends or making other cash distributions to Earthgrains or any wholly-owned direct or indirect subsidiary of Earthgrains in the ordinary course of business consistent with Earthgrains' cash management procedures.

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No Solicitation. Earthgrains agreed to immediately cease any and all existing discussions, negotiations and communications with any person with respect to any Acquisition Proposal (as defined below). Except as provided in the Merger Agreement with respect to a Superior Proposal (as defined below), from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Effective Time, Earthgrains will not and it will not authorize or permit its officers, directors, employees, investment bankers, attorneys, accountants or other agents to directly or indirectly (i) initiate, solicit or knowingly encourage, or knowingly take any action to facilitate the making of, any offer or proposal which constitutes or which may be reasonably likely to lead to any third-party Acquisition Proposal or (ii) enter into any agreement with respect to any Acquisition Proposal, or (iii) in the event of an unsolicited Acquisition Proposal for Earthgrains, engage in negotiations or discussions with, or provide any information or data to, any person (other than Sara Lee or any of its affiliates or representatives) relating to any Acquisition Proposal. Notwithstanding the foregoing, the Merger Agreement does not prevent Earthgrains or the Board from (i) in the event of an unsolicited Acquisition Proposal, requesting from the third party such information as may be reasonably necessary for the Board to inform themselves as to the material terms of such Acquisition Proposal for the sole purpose of determining whether such Acquisition Proposal constitutes a Superior Proposal, provided, that the Board has determined, in good faith after being advised by outside legal counsel, that taking such action with respect to an Acquisition Proposal from such third party is necessary in order for the Board to discharge its fiduciary duties under applicable law and upon receipt of such information requested from the third party, neither Earthgrains nor any of its representatives will be permitted to engage in any further discussion or negotiations with any such third party in violation of the Merger Agreement,
(ii) taking (and disclosing to Earthgrains' stockholders) its position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 under the Exchange Act or (iii) making such disclosure to Earthgrains' stockholders as in the good-faith judgment of the Board, after receipt of advice from outside legal counsel to Earthgrains, that such disclosure is necessary for the Board to comply with its fiduciary duties under applicable law. As used in the Merger Agreement, "Acquisition Proposal" means any tender or exchange offer involving Earthgrains, any proposal for a merger, consolidation or other business combination involving Earthgrains, or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, Earthgrains, any proposal or offer with respect to any recapitalization or restructuring with respect to Earthgrains or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to Earthgrains.

Notwithstanding the foregoing, prior to the acceptance of Shares pursuant to the Offer, Earthgrains may furnish information concerning its business, properties or assets to any person pursuant to a confidentiality agreement with terms no less favorable to Earthgrains than those contained in its confidentiality agreement with Sara Lee (other than with respect to any standstill provision contained therein), and may negotiate and participate in discussions and negotiations with such person concerning an Acquisition Proposal if, but only if, (i) such Acquisition Proposal is reasonably likely to be consummated (taking into account the legal aspects of the proposal, the person making the Acquisition Proposal and approvals required in connection therewith); (ii) such entity or group has on an unsolicited basis, and in the absence of any violation of these restrictions by Earthgrains, submitted a bona fide, fully financed, written proposal to Earthgrains relating to any such transaction which the Board determines in good faith, after receiving advice from Earthgrains' financial advisors, is more favorable than the Offer to Earthgrains' stockholders from a financial point of view, and (iii) in the good faith opinion of the Board, after consultation with outside legal counsel to Earthgrains, providing such information or access or engaging in such discussions or negotiations is in the best interests of Earthgrains and its stockholders and necessary in order for the Board to discharge its fiduciary duties to Earthgrains' stockholders under applicable law (an Acquisition Proposal which satisfies clauses (i), (ii) and (iii) is referred to in the Merger Agreement as a "Superior Proposal"). Earthgrains shall promptly, and in any event within two business days following receipt of a Superior Proposal and prior to providing any such party with any material non-public information, notify Earthgrains of the receipt of the same. Earthgrains shall promptly provide to Sara Lee any material non-public information regarding Earthgrains provided to any other party which was not previously provided to Sara Lee, such additional information to be provided no later than the date its is provided to the other party.

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The Merger Agreement provides that neither the Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the transactions contemplated by the Merger Agreement, to Sara Lee or to SLC, the approval or recommendation by the Board of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, prior to the time of acceptance for payment of Shares in the Offer, the Board may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal (an
"Acquisition Agreement"), in each case at any time after the third business day following Earthgrains' delivery to Sara Lee of written notice advising
Sara Lee that the Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. Earthgrains may not enter into an agreement with respect to a Superior Proposal unless Earthgrains complies with the procedures for terminating the Merger Agreement described below.

Earthgrains may terminate the Merger Agreement and enter into an Acquisition Agreement with respect to a Superior Proposal, if, prior to any such termination, (i) Earthgrains has provided Sara Lee with written notice that it intends to terminate the Merger Agreement to enter into a Superior Proposal, identifying the Superior Proposal and the parties thereto and delivering a copy of the Acquisition Agreement for such Superior Proposal in the form to be entered into, (ii) within a period of three business days following the delivery of this notice, Sara Lee does not propose adjustments in the terms and conditions of the Merger Agreement and Earthgrains shall have caused its financial and legal advisors to negotiate with Sara Lee in good faith such proposed adjustments in the terms and conditions of the Merger Agreement which the Board determines in its good faith judgment (after receiving the advice of its financial advisor) to be as favorable to Earthgrains' stockholders as such Superior Proposal, and (iii) at least three full business days after Earthgrains has provided the notice referred to above, Earthgrains delivers to Sara Lee (A) a written notice of termination of the Merger Agreement and (B) a wire transfer of immediately available funds in the amount of the termination fee described below.

The Merger Agreement also provides that Earthgrains agrees to promptly notify Sara Lee of any inquiry or request for negotiations or discussions in connection with an Acquisition Proposal. Earthgrains also may not terminate, amend, modify or waive any standstill or confidentiality agreements between Earthgrains and any other party entered into prior to the date of the Merger Agreement.

Insurance and Indemnification. The Merger Agreement provides that, for a period of six years after the Effective Time, Sara Lee will, or will cause the Surviving Corporation (or any successor to the Surviving Corporation) to indemnify, defend and hold harmless the present and former directors and officers of Earthgrains and its subsidiaries, and persons who become any of the foregoing prior to the Effective Time (each an "Indemnified Party") against all losses, claims, damages, liabilities, costs, fees and expenses (including reasonable fees and disbursements of counsel) and judgments, fines, losses, claims, liabilities and amounts paid in settlement arising out of or in connection with any claim, action, suit, proceeding, or investigation, whether criminal, civil, administrative or investigative, arising out of any acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement). Sara Lee is not required to indemnify any Indemnified Party if it is determined that the Indemnified Party acted in bad faith and not in a manner such party believed to be in or not opposed to the best interests of Earthgrains. Sara Lee will also advance expenses as incurred to the fullest extent permitted under applicable law, provided the person to whom such advances are made provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The Merger Agreement provides that Sara Lee or the Surviving Corporation will maintain Earthgrains' existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than three years after the Effective Time. Sara Lee may, however, substitute policies of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers; provided, further, that if the existing D&O Insurance expires or is terminated or cancelled during such period, then Sara Lee or the Surviving Corporation will use reasonable best efforts to obtain substantially similar D&O Insurance. In no event, however, will Sara Lee be required to pay aggregate premiums for such insurance in excess of 150% of the average of the aggregate premiums paid by Earthgrains in 1998, 1999 and 2000 on an annualized basis for such purpose (the "Average Premium"). If Sara Lee or the Surviving Corporation is unable to obtain the amount of insurance required for such Average Premium, Sara Lee or the Surviving Corporation must obtain as much insurance as can be obtained for an annual premium not in excess of 150% of the Average Premium.

Consents and Approvals. The Merger Agreement provides that Sara Lee, SLC and Earthgrains will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on it with respect to the Merger Agreement, including furnishing all information required under the HSR Act, under the ECMR and in connection with approvals of or filings with any other Governmental Entity (as defined below) and will promptly cooperate with and, subject to such confidentiality agreements as may be reasonably necessary or requested, furnish information to each other or their counsel in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement. The Merger Agreement further provides that each of Earthgrains, Sara Lee and SLC will, and will cause their respective subsidiaries to, take all reasonable actions necessary to obtain (and shall cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party required to be obtained or made by Sara Lee, SLC, Earthgrains or any of their respective subsidiaries in connection with the transactions contemplated by the Merger Agreement or the taking of any action contemplated by the Merger Agreement.

The Merger Agreement provides that each of Earthgrains, SLC and Sara Lee will take all reasonable actions necessary to file as soon as practicable notifications under the HSR Act, under the ECMR or under comparable merger notification laws under foreign jurisdictions, and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission or the Antitrust Division of the Department of Justice or any authorities of such other foreign jurisdictions for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other Governmental Entity in connection with antitrust or competition matters. Sara Lee, SLC and Earthgrains further agree to cooperate and to take promptly any and all commercially reasonable steps to resolve any issues arising under the HSR Act, the ECMR or any other comparable laws of foreign jurisdictions so as to enable the parties to expeditiously close the transactions contemplated by the Merger Agreement. If any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any of the transactions contemplated by the Merger Agreement as violative of any such laws, Sara Lee, SLC and Earthgrains will cooperate in all respects with each other and use their respective reasonable best efforts to contest and resist any such action or proceeding so as to permit consummation of the transactions contemplated by the Merger Agreement, including defending against any litigation brought by a Governmental Entity seeking to prevent the consummation of the transactions. Notwithstanding the foregoing or any other covenant in the Merger Agreement, in connection with the receipt of any necessary approvals under the HSR Act, the ECMR or any other comparable laws of foreign jurisdictions, neither Sara Lee nor Earthgrains will be required to divest or hold separate or otherwise take or commit to take any action that limits Sara Lee's or Earthgrains' freedom of action with respect to, or their ability to retain, Earthgrains or any material portions thereof or any of the businesses, product lines, material properties or material assets of Earthgrains or Sara Lee.

The Merger Agreement also provides that the parties will use reasonable best efforts to obtain in a timely manner all other necessary waivers, consents and approvals and to effect all necessary registrations and filings, and to use reasonable best efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement. However, no party is required to waive or exercise any right that is waivable or exercisable in the party's sole discretion.

Employee Stock Options and Other Employee Benefits. The Merger Agreement provides that, prior to the Effective Time, Earthgrains shall have taken all necessary actions so that at the Effective Time, each unexpired and unexercised stock option under Earthgrains' option plan, or otherwise granted by Earthgrains outside of such option plan (the "Options"), will be assumed by Sara Lee as of the Effective Time. At the Effective Time, each Option will be automatically converted into an option (the "New Parent Option") to purchase common stock, par value $0.01 per share, of Sara Lee (the "Parent Common Shares"). With respect to each such New Parent Option (i) the number of Parent Common Shares subject to such New Parent Option will be determined by multiplying the number of Shares subject to such Option immediately prior to the Effective Time by the Option Exchange Ratio (as defined below), and rounding any fractional share up to the nearest whole share (except as otherwise required by law), and (ii) the per share exercise price of such New Parent Option will be determined by dividing the exercise price per share specified in the Option by the Option Exchange Ratio, and rounding the exercise price thus determined up to the nearest whole cent. New Parent Options will otherwise be subject to the same terms and conditions as such Option. The "Option Exchange Ratio" means the Offer Price divided by the average of the closing prices per Parent Common Share as reported on the New York Stock Exchange composite transactions reporting system for each of the ten consecutive trading days in the period ending five days prior to the Effective Time. Sara Lee will file a registration statement with respect to the New Parent Options no later than the Effective Time and accordingly all such New Parent Options will be immediately exercisable following the Effective Time.

For the purposes of its employee benefit plans, Sara Lee will cause such plans to waive any preexisting condition which was waived under the terms of any of Earthgrains' employee benefit plans immediately prior to the closing of the Merger or waiting period limitation which would otherwise be applicable to an Earthgrains employee on or after the closing of the Merger.

Pursuant to the Merger Agreement, Sara Lee has agreed (i) from the Effective Time through and including December 31, 2002, that Earthgrains employees will be provided with salary and employee benefit plans (other than plans providing for retiree medical benefits, incentive pay plans, plans involving the issuance of equity and plans that provide for payments or benefits upon a change in control) that are no less favorable in the aggregate than the benefits currently provided by Earthgrains or any of its subsidiaries, provided, however, that during such period, the employees of Earthgrains will be provided with salary and benefits that are no less favorable in the aggregate than the benefits, including, but not limited to, retiree medical benefits, provided by Sara Lee to its similarly-situated employees (except in the case of employees covered by a collective bargaining agreement who shall be subject to the applicable collective bargaining agreement); (ii) to cause Earthgrains to honor all agreements and arrangements with respect to any current and former employees, officers and directors of Earthgrains or its subsidiaries; (iii) to recognize time served with Earthgrains or any of its subsidiaries for all purposes under the applicable benefit plans of Sara Lee or its subsidiaries (but not for level of benefit accrual under any defined benefit plans or as would result in duplication of benefits); and (iv) to cause Earthgrains to provide to any employee terminated on or before December 31, 2002 severance benefits on terms and conditions and in amounts that are not less favorable than those provided by Earthgrains. Earthgrains also agrees to use its best efforts to eliminate, prior to the Effective Time, any requirement for funding a rabbi trust in connection with a change of control of Earthgrains.

Conditions to the Merger. The Merger Agreement provides that the obligations of Sara Lee, SLC and Earthgrains to consummate the Merger are subject to the satisfaction of the following conditions at or prior to the Effective Time, any and all of which may be waived in whole or in part by Sara Lee, SLC and
Earthgrains:

  (a) If required under the DGCL, the Certificate of Incorporation or Bylaws of Earthgrains, the approval of the Merger by the requisite vote of Earthgrains' stockholder shall have been obtained.

  (b) The absence of any injunction or action entered by any Governmental Entity which prohibits the consummation of the Merger.

  (c)  SLC shall have purchased Shares pursuant to the Offer.

Neither Sara Lee nor SLC may invoke the last condition if SLC has failed in violation of the terms of the Merger Agreement or the Offer to purchase Shares tendered and not withdrawn.

Termination. The Merger Agreement may be terminated at any time prior to the Effective Time:

  (a) any time before the Effective Time, whether before or after stockholder approval, by mutual written consent of Sara Lee and Earthgrains;

  (b) by either Sara Lee or Earthgrains (i) if, prior to the purchase of the Shares in the Offer, a court of competent jurisdiction or other Governmental Entity has issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement, (ii) if the Offer expires without any Shares being purchased, or (iii) if the Offer has not been consummated by March 31, 2002; provided, however, that in the event that there is issued a "second request" under the HSR Act or commenced a "second phase investigation" under ECMR or similar request or investigation is made in connection with the review by any Governmental Entity of the transactions contemplated by the Merger Agreement under any comparable law of foreign jurisdictions, such date shall be extended to June 30, 2002; provided further, however, that the right to terminate the Merger Agreement pursuant to clause (ii) or (iii) above will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Offer to be consummated by such date;

  (c) by Sara Lee, at any time prior to the purchase of the Shares pursuant to the Offer, if (i) Earthgrains Board withdraws, modifies, or changes its recommendation in respect of the Merger Agreement, the Offer or the Merger in a manner adverse to the transactions contemplated by the Merger Agreement, to Sara Lee or to SLC, (ii) the Board has recommended any proposal other than by Sara Lee or SLC in respect of an Acquisition Proposal, (iii) the Board fails to affirm its recommendation in respect of the transactions contemplated by the Merger Agreement within five days of a request to do so by Sara Lee,
       (iv) Earthgrains violates or breaches any of its non-solicitation obligations described above, or (v) Earthgrains shall have breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which (A) would permit Sara Lee and SLC to not purchase Shares in the Offer and (B) cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to Earthgrains; or

  (d)  by Earthgrains (i) to accept a Superior Proposal as described above,
       (ii) if SLC shall have failed to commence the Offer within 7 business days following the date of the Merger Agreement, unless such failure to commence the Offer is due to any action or failure to act on the part of Earthgrains or (iii) if, at any time prior to the purchase of the Shares in the Offer, Sara Lee or SLC shall have breached in any material respect any of the representations, warranties, covenants or agreements contained in the Merger Agreement and such breach cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to Sara Lee.

Fees and Expenses. If Sara Lee terminates the Merger Agreement (x) pursuant paragraph (c) parts (i)-(iv) above under "-Termination" or (y) pursuant to paragraph (b) part (ii) or (iii) above under "-Termination" and at the time of such termination there is an outstanding Acquisition Proposal and within 9 months following such termination, Earthgrains executes a definitive agreement with respect to an Acquisition Proposal or another person becomes the beneficial owner of more than 15% of the Shares, then Earthgrains must pay Sara Lee promptly a termination fee of $67 million. In the case of a termination pursuant to Part (y) above, the termination fee must be paid on the date the definitive agreement is executed and delivered or the date such person becomes the beneficial owner of such Shares. Earthgrains must pay Sara Lee the termination fee prior to such termination if Earthgrains terminates the Merger Agreement pursuant to paragraph (d) part (i) above under "-Termination."

Amendment. The Merger Agreement may be amended by written agreement of the parties, but, after the purchase of Shares pursuant to the Offer, any amendment must be approved by a majority of the Continuing Directors as described above and, after the approval of the Merger Agreement by the stockholders of Earthgrains, no amendment may be made which by law requires further approval by such stockholders without obtaining such further approval.

Benefits Matters

  Company Option Plan. The treatment of Earthgrains options is described above under "The Merger Agreement--Employee Stock Options and Other Employee Benefits."

  Employee Benefit Arrangements. Pursuant to the Merger Agreement, Sara Lee has agreed that, during the period commencing on the Effective Time and ending on December 31, 2002, the employees of Earthgrains will continue to be provided with salary and benefits under employee benefit plans (other than plans providing for retiree medical benefits, incentive pay plans, plans involving the issuance of equity and plans that provide for payments or benefits upon a change in control) that are no less favorable in the aggregate than the benefits currently provided by Earthgrains. However, the salary and benefits of Earthgrains employees during this period will be no less favorable in the aggregate than the benefits (including retiree medical benefits) provided by Sara Lee to similarly-situated employees of Sara Lee. Employees covered by a collective bargaining agreement will not be provided these benefits, but rather subject to the applicable collective bargaining agreement. Sara Lee has also agreed to treat prior service of an employee as service rendered to Sara Lee for purposes of all employee benefit plans, programs and agreements maintained by or contributed to by Sara Lee. Such employees will also be given credit for any deductible or co-payment amount in respect of the plan year in which the Effective Time occurs, to the extent that, following the Effective Time, they participate in any other plan for which deductibles or co-payments are required. In addition, Sara Lee will cause each Parent Plan (as defined in the Merger Agreement) to waive any preexisting condition which was waived under the terms of any plan immediately prior to the Effective Time or waiting period limitation which would otherwise be applicable to an Earthgrains' employee on or after the Effective Time.

  Sara Lee has also agreed to cause Earthgrains to honor all contracts, agreements, arrangements, policies, plans and commitments of Earthgrains applicable to any current or former employee, officer, director or executive of Earthgrains in accordance with their terms.

  Severance Arrangements. Earthgrains currently has Executive Severance Agreements (each, a "Severance Agreement") with 17 executives. Each Severance Agreement provides that the executive is to receive severance upon a "qualifying termination" following a change in control of Earthgrains. If the executive is terminated by Earthgrains other than for "cause" (as defined in the Severance Agreements) within twenty-four months of a change in control, the executive terminates employment for "good reason" (as defined in the Severance Agreements) within twenty-four months of a change in control, or Earthgrains breaches any of the provisions of the Severance Agreement, the executive is entitled to receive certain severance benefits from Earthgrains. Mr. Barry Beracha's Severance Agreement also provides that he is entitled to severance if he terminates his employment for any reason during the thirty days beginning on the first day of the eleventh month after the change in control. Each executive's severance payments consist of cash payments equal to two times (three times in the case of Mr. Beracha) the executive's highest base salary and target annual bonus through termination. In addition, the executive's welfare benefits (e.g. health and life insurance) would continue for two years unless similar benefits are provided by a subsequent employer before the end of the two year period (three years in the case of Mr. Beracha), certain supplemental pension benefits would vest, Earthgrains would be required to pay any excise taxes imposed by Section 4999 of the Internal Revenue Code in connection with the severance benefits, and the executive would receive reimbursement for outplacement services obtained within two years after termination up to the lesser of $50,000 or 15% of the executive's base salary as of the date of termination (the lesser of $75,000 or 15% of base salary as of the date of termination in the case of Mr. Beracha). Mr. Beracha will be subject to noncompetition and nonsolicitation provisions during the term of his Severance Agreement through two years after the termination of his employment. The purchase by Sara Lee of more than 30% of the Shares in the Offer would constitute a change in control under the Severance Agreements.

  Under all of the Severance Agreements except the Severance Agreements for each of Mr. Rehkemper and Mr. Salamone, upon a change in control, Earthgrains is required to deposit assets in a grantor trust in an amount equal to the aggregate severance benefits to which the executive may be entitled, and the trust will become irrevocable (which arrangement is known as a "rabbi" trust). The Merger Agreement provides that Earthgrains will use its best efforts to cause to be amended, prior to the Effective Time, any plans or agreements with Earthgrains employees that provide for funding and creation of any such irrevocable "rabbi" trust. A form of Severance Agreement for Mr. Beracha is filed as Exhibit 7 to this Statement and is incorporated herein by reference. A form of Severance Agreement for each other executive (other than Messrs. Rehkemper and Salamone, which are substantially identical to the form except as described herein) is filed as Exhibit 8 to this statement and is incorporated herein by reference.

  Deferred Compensation Arrangements. Under Earthgrains' Amended and Restated Directors Deferred Fee Plan, directors are required to defer twenty-five percent of their director's fees and may elect to defer an additional portion of their directors fees as deferred stock units if earned on or after March 29, 2000 (fees are deferred as Phantom Stock Units if earned before March 29,
2000). Upon a change in control of Earthgrains, each director is entitled to a lump sum payment of all account balances and Earthgrains would be required to pay any excise or other special tax imposed in connection with the payment. The purchase by Sara Lee of more than 30% of the Shares in the Offer would constitute a change in control under the Directors Deferred Fee Plan.

  Under Earthgrains' Executive Deferred Compensation Plan, certain employees may defer a portion of their base salary and bonus each year. Upon the purchase by Sara Lee of more than 30% of the Shares in the Offer, which purchase would constitute a change in control under the Executive Deferred Compensation Plan, the Deferred Compensation Plan will continue in effect unless terminated by Earthgrains or Sara Lee. Upon any subsequent change in control, all participants will be entitled to a lump sum payment of any amounts accrued in their accounts within thirty days after the change in control.

  Stock Incentive Plan. Earthgrains' 1996 Stock Incentive Plan provides that following an acceleration date (which will be at the same time as the change in control under the Severance Agreements), any outstanding and unexercised awards under the Stock Incentive Plan will vest and become fully exercisable. The award agreements under the Stock Incentive Plan also provide that any non-compete provisions terminate upon an acceleration date.

  Employee Stock Ownership Plan. Earthgrains' Employee Stock Ownership/401(k) Plan provides that upon a change in control all participants will become immediately vested in any unvested account balances. The purchase by Sara Lee of more than 50% of the Shares in the Offer would constitute a change in control under the Employee Stock Ownership/401(k) Plan. The Employee Stock Ownership/401(k) Plan will be amended prior to the change in control to clarify the procedures for tendering and voting shares and to conform such procedures to the voting procedures contained in the Trust Agreement dated December 7, 1999, by and among Earthgrains' Investment Committee, The Bank of New York, and CTC Illinois Trust Company.

  Supplemental Executive Retirement Plan. Earthgrains' Supplemental Executive Retirement Plan provides that upon a change in control all participants will become immediately vested in their total benefit amount and such amount shall become payable upon an eligible termination. The purchase by Sara Lee of more than 30% of the Shares in the Offer would constitute a change in control under the Supplemental Executive Retirement Plan. Upon any subsequent change in control, participants will become immediately vested in their total benefit amount and will be entitled to a lump sum payment of such benefit within thirty days after the subsequent change in control.

Item 4. The Solicitation or Recommendation.

  (a) Recommendation.

  The Board, at a Board meeting held on June 29, 2001, (i) adopted, approved and declared advisable the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the

Merger, (ii) determined that the Offer and the Merger are fair to, and in the best interests of, the holders of Shares, and (iii) recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

  The Board recommends the acceptance of the Offer by the stockholders of Earthgrains. See "--Reasons for the Recommendation" for a discussion of the factors considered by the Board in making its recommendation.

  A copy of a letter to stockholders communicating the Board's recommendation is filed as Exhibit 2 hereto and is incorporated herein by reference.

  (b) Background to the Offer; Reasons for the Recommendation

    (1) Background to the Offer

  In May 2000, Sara Lee announced plans to reshape its business and to look for opportunities to acquire companies that would enhance its three major global businesses, including its food and beverage business. In connection with this plan, in early April 2001, Steve McMillan, President and Chief Executive Officer of Sara Lee, telephoned Barry Beracha, Chairman and Chief Executive Officer of Earthgrains, to request a meeting where the two might discuss business opportunities between Sara Lee and Earthgrains.

  On April 30, Mr. McMillan met with Mr. Beracha in St. Louis to discuss business opportunities, including a possible acquisition of Earthgrains by Sara Lee. On May 1, Mr. McMillan met with Blair Effron of UBS Warburg LLC in Chicago to discuss a potential transaction with Earthgrains. On May 2, Mr. Beracha discussed his conversation with Mr. McMillan with several members of the Board.

  On May 22, Mr. McMillan met with Mr. Beracha in New York and they agreed that Earthgrains would provide to Sara Lee additional information and management presentations regarding Earthgrains during the following month to permit Sara Lee to further evaluate a possible acquisition. Mr. Beracha and Mr. McMillan also discussed the significant terms of any transaction, including valuation, the headquarters of Earthgrains after the consummation of a transaction and management issues.

  On May 29, Mr. McMillan met with Mr. Effron in New York to further discuss a possible acquisition. On the same day, Sara Lee and Earthgrains entered into a confidentiality agreement relating to the discussions among their management and advisors.

  On June 6, 2001, in connection with continuing discussions relating to a potential merger, members of Earthgrains management made a presentation to management of Sara Lee concerning Earthgrains, its current and historic financial performance and prospects. Additional meetings between certain members of Earthgrains' management and Sara Lee's management occurred on June 8 regarding potential cost synergies in connection with a transaction.

  Between June 7 and June 27, Sara Lee and its representatives reviewed and discussed with management of Earthgrains the business and financial condition of Earthgrains and Sara Lee undertook its legal due diligence of Earthgrains. On June 19, Earthgrains engaged UBS Warburg as its financial advisor with respect to the sale of Earthgrains.

  On June 19, counsel for Sara Lee provided a draft of a merger agreement to counsel for Earthgrains. Between June 23 and June 29, representatives of Sara Lee and Earthgrains negotiated the provisions of the proposed merger agreement.

  On June 26, 2001, all members of the Board participated in a conference call which apprised the members of the progress of the ongoing discussions and negotiations with Sara Lee. At that meeting Sullivan & Cromwell, legal advisor to Earthgrains, reviewed the fiduciary duties of the Board in considering the transaction with Sara Lee and reviewed the principal terms and conditions, as well as the outstanding contractual issues, with respect to the draft merger agreement. UBS Warburg LLC ("UBS Warburg"), financial advisor to Earthgrains, presented financial valuation information regarding the proposed transaction.

   On June 28, the Board of Directors of Sara Lee unanimously approved the transaction and authorized proceeding with the Offer, the Merger and the transactions contemplated thereby. Following the meeting Mr. McMillan met with Mr. Beracha in St. Louis. At that meeting, Mr. McMillan proposed to Mr. Beracha a price of $40.25 in cash for each outstanding Share.

  On June 29, 2001, the Board held a special meeting at which it considered the proposed financial terms and conditions of the Offer and the Merger. At that meeting, Sullivan & Cromwell again reviewed the directors' fiduciary duties in considering the proposed transaction and the principal terms and conditions of the proposed transaction, including the principal terms and conditions of the proposed merger agreement and the amendment to the Rights Agreement. Members of Earthgrains' management reviewed with the Board the historical financial performance and prospects of Earthgrains. UBS Warburg further updated and advised the Board on financial valuation matters and provided its opinion to the Board that, as of the date of such opinion and subject to the assumptions made, matters considered and limitations on the review undertaken set forth in its written opinion, the $40.25 in cash per Share to be received by the stockholders in the Offer and the Merger was fair, from a financial point of view, to such holders. The Board then discussed the presentations it had received at this and other Board meetings, the drafts of the various documents received at the meeting and further discussed the terms and conditions of other business combinations in the baking industry deemed relevant, the scope and history of negotiations and the other matters described below under "Reasons for the Recommendation." The Board then declared that the Offer and Merger were fair to, and in the best interests of the stockholders, unanimously adopted, approved and declared advisable the Merger Agreement, the Offer, the Merger, the other transactions contemplated by the Merger Agreement and Amendment to the Rights Agreement and unanimously resolved to recommend that the stockholders of Earthgrains tender their Shares in the Offer.

  Later on June 29, the Merger Agreement was executed by Sara Lee, SLC and Earthgrains.

  On July 2, Sara Lee and Earthgrains each issued press releases announcing the transaction.

  On July 3, SLC commenced the Offer.

  During the Offer, Sara Lee and SLC intend to have ongoing contacts with Earthgrains and its directors, officers and stockholders.

  (2) Reasons for the Recommendation

  In making the determination and recommendation described above, the Board carefully considered a number of factors, including without limitation, the following:

  .  the terms and conditions of the Offer and the Merger Agreement;

  . the financial condition, results of operations, business and prospects of Earthgrains;

  . the written opinion of UBS Warburg to the Board, dated as of June 29, 2001, that, as of the date of the opinion, the $40.25 per share cash consideration to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of UBS Warburg's written opinion which sets forth the assumptions made, matters considered and limitations on the review undertaken is filed as Annex A hereto and is incorporated herein by reference. UBS Warburg's opinion is addressed only to the Board, relates only to the fairness, from a financial point of view, of the $40.25 per share cash consideration, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares in the Offer, how to vote with respect to the Merger Agreement or as to any other matters relating to the Offer or the Merger. STOCKHOLDERS ARE URGED TO READ THE OPINION OF UBS WARBURG CAREFULLY AND IN ITS ENTIRETY;

  . the trading history of the Shares since Earthgrains' initial public stock offering on March 26, 1996 and a comparison of that trading history with the stock trading histories of other companies in the baking industry and stock market indices that were deemed relevant;

  . a comparison of the financial terms of the Offer and the Merger with the financial terms of certain other transactions in the baking industry that were deemed relevant;

  . the current and prospective conditions and trends in the business sectors in which Earthgrains competes and anticipated effects of those conditions and trends on Earthgrains and its stockholders;

  . the likelihood of the consummation of the Offer and the Merger and the limited conditions to the consummation of the Offer;

  . the tax impact on Earthgrains' stockholders from their sale of Shares in the Offer or exchange of Shares pursuant to the Merger;

  . the availability of, and the comparative risks and benefits to Earthgrains' stockholders from pursuing other strategic alternatives to maximize stockholder value, including remaining independent and executing Earthgrains' long-term strategic plan;

  . the favorable impact of the acquisition on Earthgrains' non-stockholder constituencies, including employees, customers and the various communities in which it operates;

  . the representation of Sara Lee that it will have sufficient funds to consummate the Offer and the Merger and the fact that the Offer is not subject to a financing condition;

  . Sara Lee's commitment to contest and resist (including by defending any litigation) any action or proceeding brought by a governmental entity challenging the transactions;

  . the fact that the Merger Agreement, although prohibiting Earthgrains from soliciting or engaging in negotiations concerning any Acquisition Proposal, permits Earthgrains to furnish information concerning its business and enter into discussions or negotiations with any third party in response to a written Superior Proposal; and

  . the provisions in the Merger Agreement that require Earthgrains to pay Sara Lee a termination fee of $67 million if the Merger Agreement is terminated under certain circumstances, which the Board recognized could have the effect of impeding other offers, but which the Board believed to be within the range of reasonable termination fees provided for in comparable transactions and not to be a significant deterrent to competing offers.

  The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but includes material factors considered by the Board in approving the Merger Agreement, the Offer, the Merger and the transactions contemplated thereby and in recommending that stockholders of Earthgrains tender their Shares pursuant to the Offer. The Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to different factors.

  (c) Intent to Tender. After reasonable inquiry, to the best of Earthgrains' knowledge, each executive officer, director, affiliate and subsidiary of Earthgrains currently intends, subject to compliance with applicable law, including Section 16(b) of the Securities and Exchange Act of 1934, as amended, to tender all Shares held of record or beneficially owned by such person or entity to Sara Lee in the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

  Earthgrains has retained UBS Warburg to act as its exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of this engagement, Earthgrains has agreed to pay UBS Warburg for its financial advisory services an aggregate fee of approximately $12 million, earned upon execution of the Merger Agreement. Earthgrains has also agreed to reimburse UBS Warburg for reasonable expenses incurred by UBS Warburg in performing its services, including reasonable legal fees and expenses, and to indemnify UBS Warburg and related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. In the ordinary course of business, UBS Warburg and its successors and affiliates may actively trade or hold the securities of Earthgrains and Sara Lee for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Item 6. Interest in Securities of the Subject Company.

  Except for exercises of stock options granted under Earthgrains' stock option plan and the individual award agreements issued pursuant thereto and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, no transaction in the Shares has been effected during the past 60 days by Earthgrains or, to the knowledge of Earthgrains, any of its executive officers, directors, affiliates or subsidiaries, except that William Stevens purchased 4,200 Shares on May 3, 2001, 15,400 Shares on May 4, 2001 and 3,000 Shares on May 7, 2001.

Item 7. Purposes of the Transaction and Plans or Proposals.

  (a) Except as set forth in this Statement, Earthgrains is not currently undertaking or engaged in any negotiations in response to the Offer that relates to (i) a tender offer or other acquisition of Earthgrains' securities by Earthgrains, any subsidiary of Earthgrains or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Earthgrains or any subsidiary of Earthgrains; (iii) a purchase, sale or transfer of a material amount of assets of Earthgrains or any subsidiary of Earthgrains; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Earthgrains.

  (b) Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

  (a) Delaware General Corporation Law. As a Delaware corporation, Earthgrains is subject to Section 203 of the DGCL (the "Delaware Takeover Statute"). In general, the Delaware Takeover Statute prevents an "Interested Stockholder" (generally defined as a person who beneficially owns 15% or more of Earthgrains' outstanding voting stock or who is an affiliate or associate of Earthgrains and has owned 15% or more of the outstanding voting stock of Earthgrains at any time within the 3-year period immediately prior to becoming an Interested Stockholder) from engaging in certain business combinations, including a merger, with Earthgrains for a period of three years following the time such person became an Interested Stockholder, unless, among other exceptions, before the time such person became an Interested Stockholder, the Board either approved the business combination or the transaction in which such person became an Interested Stockholder. Accordingly, the Board approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of the Delaware Takeover Statute are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

  Under the DGCL, if SLC acquires, pursuant to the Offer or otherwise, at least 90% of the Shares, SLC will be able to effect the Merger after consummation of the Offer without a vote of Earthgrains' stockholders. However, if SLC does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of Earthgrains' stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger.

  (b) Amended and Restated Certificate of Incorporation. Earthgrains' Amended and Restated Certificate of Incorporation requires that certain business transactions, including a merger or consolidation, with any person who is the beneficial owner of 10% or more of the Shares (a "10% Stockholder") or one of its affiliates or associates, be approved by a vote of not less than a majority of the Shares, subject to certain exceptions. One such exception is if the transaction is approved by a majority of the disinterested directors either prior or subsequent to the acquisition of the Shares in which such person became a 10% Stockholder. Accordingly, the Board approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of the Earthgrains Amended and Restated Certificate of Incorporation are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

  (c) Information Provided Pursuant to Rule 14F-1 Under the Exchange Act. The Information Statement attached as Annex B to this Statement is being furnished to Earthgrains' stockholders in connection with the designation by SLC of persons to the Board other than at a meeting of Earthgrains' stockholders, and such information is incorporated herein by reference.

  (d) Confidentiality Agreement. Sara Lee has agreed, pursuant to a Confidentiality Agreement, dated May 29, 2001, with Earthgrains, that it will keep confidential all information concerning Earthgrains and its subsidiaries that Sara Lee obtained in connection with its discussions with Earthgrains regarding possible negotiated business arrangements. Sara Lee further agreed that, for a period of two years following the date of the Confidentiality Agreement, it will not acquire any securities of Earthgrains, seek to control or influence Earthgrains' management or hire any employee of Earthgrains with whom Sara Lee had contact during the discussions that led to the execution and delivery of the Merger Agreement.

  (e) The Rights Agreement. Each Right issued pursuant to the Rights Agreement entitles the registered holder thereof to purchase under some circumstances one one-hundredth of a share of Junior Preferred Stock at an exercise price of $100 per one one-hundredth of a share of Junior Preferred Stock, subject to adjustment. Generally, the Rights become exercisable 10 days after the earlier of (i) the first public announcement that a person or group (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Shares or (ii) the commencement of a tender offer or exchange offer the consummation of which would result in that person becoming the beneficial owner of 15% or more of the Shares (the earlier of such dates being the "Distribution Date"). After any person becomes an Acquiring Person, each holder of each of the Rights (other than the Acquiring Person) will thereafter have the right to receive, in lieu of one one-hundredth of a share of Junior Preferred Stock, such number of Shares as shall equal the result obtained by multiplying an amount equal to the then current purchase price by an amount equal to the number of one one-hundredths of a share of Junior Preferred Stock for which the Rights were or would have been exercisable immediately prior to the first occurrence of any such event whether or not the Rights were then exercisable, and dividing that product by 50% of the current market price per Share determined as of the date of such first occurrence. Upon the vote of the Board, the Rights may be redeemed at a price of $.01 per Right at any time prior to March 1, 2006 or the close of business on the 10th business day following the first date of public announcement by Earthgrains or an Acquiring Person that an Acquiring Person has become such.

  Earthgrains and Boatmen's Trust Company, as rights agent under the Rights Agreement, amended the Rights Agreement as of June 29, 2001 to provide, among other things that (i) neither Sara Lee, SLC nor any of their respective Affiliates or Associates shall become an Acquiring Person, either individually or collectively, (ii) no Distribution Date, Stock Acquisition Date or Triggering Event (each, as defined in the Rights Agreement) shall occur, (iii) no Rights shall separate from the Shares or otherwise become exercisable, (iv) no holder of Rights or any other Person shall have any legal or equitable rights, remedy or claim under this Agreement, and (v) no exercise price adjustment shall be made, in each case solely by virtue of (A) the announcement of the Offer, (B) the acquisition of Shares of Earthgrains pursuant to the Offer, the Merger or the Merger Agreement, (C) the execution and delivery of the Merger Agreement or (D) the consummation of the Offer, the Merger or any of the other transactions set forth in the Merger Agreement.

  (f) United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade

Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of the Shares pursuant to the Offer is subject to these requirements.

  Under the provisions of the HSR Act applicable to the purchase of the Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Notification Report Form under the HSR Act by SLC, which Sara Lee intends to submit on July 5, 2001. If the submission is in fact made on such date, the waiting period under the HSR Act will expire at 11:59 P.M., New York City time, on July 20, 2001 unless early termination of the waiting period is granted by the FTC and the Antitrust Division or Sara Lee or SLC receives a request for additional information or documentary material prior thereto, or for any reason the initial waiting period is not deemed to have begun at the time of the initial filing by Sara Lee. If either the FTC or the Antitrust Division issues a request for additional information or documentary material from Sara Lee prior to the expiration of the 15-day waiting period, the waiting period will be extended and will expire at 11:59 P.M., New York City time, on the 10th calendar day after the date of substantial compliance by Sara Lee with such request unless terminated earlier by the FTC and the Antitrust Division. If such a request is issued, subject to Sara Lee's right to terminate the Offer on June 30, 2001, Sara Lee is obligated to continue to hold the Offer open and the purchase of and payment for Shares pursuant to the Offer will be deferred until the additional waiting period pursuant to a request for additional information or documentary material is authorized by the rules promulgated under the HSR Act. Thereafter, the waiting period can be extended only by court order or by consent of Sara Lee. Although Earthgrains is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither Earthgrains' failure to make such filings nor a request from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period.

  The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Earthgrains pursuant to the Offer. At any time before or after SLC's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of assets of Earthgrains or its subsidiaries or Sara Lee or its subsidiaries. Private parties and state attorney generals may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

  If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with a proposed transaction, Sara Lee and SLC may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Merger while such discussions are ongoing. Sara Lee and Earthgrains have agreed to use their respective commercially reasonable efforts to resolve any antitrust issues and Sara Lee has committed itself in the Merger Agreement to contest and resist any action challenging any of the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

  (g) European Union Merger Regulation. Sara Lee and Earthgrains each carry on business in member states of the European Union. Council Regulation (EEC) 4064/89, as amended, will require notification to and approval by the European Commission of the Offer and the Merger before such transactions can be completed. Sara Lee and Earthgrains intend to file with the European Commission the required notification shortly after the commencement of the Offer.

  The European Commission must review the Offer and the Merger and determine that such transactions do not create or strengthen a dominant position as a result of which effective competition would be significantly impeded in the European common market. The European Commission has one month following the submission of a complete notification to complete its preliminary investigation (which period may be extended to six weeks if the parties offer undertakings to address certain concerns the European Commission may have). If, within this one-month period (or six-week period, if applicable), the European Commission decides that the Offer and the Merger are compatible with the European common market, or if it fails to reach a decision, the Offer and the Merger will be deemed approved. If, instead, the European Commission considers that it needs to examine the Offer and the Merger more closely, it will initiate a more detailed investigation which can last up to an additional four months. Sara Lee and Earthgrains believe that the Offer and the Merger are compatible with the common market under Council Regulation 4064/89. However, no assurance can be given that the European Commission will agree or that the European Commission will not impose certain conditions or restrictions on the Offer and the Merger.

  (h) Other Filings. Both Sara Lee and Earthgrains conduct operations in a number of foreign countries. Consequently, filings may have to be made with other foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties, and, where necessary, the parties intend to make such filings.

Item 9. Exhibits.

  Exhibit
    No.                                 Description
  -------                               -----------

 Exhibit 1  Portions from Earthgrains Proxy Statement for the 2001 Annual
            Meeting of Stockholders (incorporated by reference to the Earthgrains' Proxy Statement on Schedule 14A filed on June 18,
            2001, File No. 27426).

 Exhibit 2  Letter to Stockholders of The Earthgrains Company, dated July 3,
            2001.*

 Exhibit 3  Press Release of The Earthgrains Company, dated July 3, 2001.*

 Exhibit 4 The Offer to Purchase, dated July 3, 2001 (incorporated by reference to and filed as Exhibit (a)(1) to the Sara Lee Schedule
            TO filed on July 3, 2001).

 Exhibit 5  Form of Letter of Transmittal (incorporated by reference to Exhibit
            (a)(2) to the Sara Lee Schedule TO filed on July 3, 2001).

 Exhibit 6  Agreement and Plan of Merger, dated June 29, 2001, by and among
            Sara Lee Corporation, SLC Acquisition Corp. and The Earthgrains
            Company (incorporated by reference to Exhibit (d)(1) of the Sara
            Lee Schedule TO filed on July 3, 2001).

 Exhibit 7  Form of Executive Severance Agreement for the Chief Executive
            Officer (incorporated by reference to Exhibit 10.21 to The
            Earthgrains Company's Annual Report on Form 10-K for the fiscal year ended March 27, 2001).

 Exhibit 8 Form of Executive Severance Agreement for officers other than the Chief Executive Officer (incorporated by reference to Exhibit 10.22 to The Earthgrains Company's Annual Report on Form 10-K for the fiscal year ended March 27, 2001).

 Exhibit 9  Confidentiality Agreement between The Earthgrains Company and Sara
            Lee Corporation, dated June 29, 2001.*

 Exhibit 10 First Amendment to Rights Agreement, dated June 29, 2001 between
            The Earthgrains Company and The Boatmen's Trust Company, as rights agent.*

 Annex A    Fairness Opinion of UBS Warburg LLC, dated as of June 29, 2001.

 Annex B    Information Statement pursuant to Section 14(f) of the Securities
            Exchange Act of 1934 and Rule 14f-1 thereunder.

--------
*  Filed herewith.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2001

                                          THE EARTHGRAINS COMPANY


                                          By: /s/ Joseph M. Noelker
                                             ----------------------------------
                                             Name: Joseph M. Noelker
                                             Title: Vice President, General
                                             Counsel and
                                                Corporate Secretary

                                                                         ANNEX A

                        [LETTERHEAD OF UBS WARBURG LLC]




                                                                   June 29, 2001


The Board of Directors
The Earthgrains Company
8400 Maryland Avenue
St. Louis, MO 63105

Members of the Board of Directors:

           We understand that The Earthgrains Company, a Delaware corporation (the "Company"), is considering a transaction whereby SLC Acquisition Corp., a newly formed Delaware corporation ("Purchaser") and a wholly owned subsidiary of Sara Lee Corporation, a company organized under the laws of Maryland ("Sara Lee"), will purchase all issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company for $40.25 per share in cash (the "Consideration"). Pursuant to the terms of a draft Agreement and Plan of Merger by and among Sara Lee, Purchaser and the Company (the "Merger Agreement") Purchaser will (i) make a cash tender offer to acquire all issued and outstanding shares of Common Stock of the Company, together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, and (ii) merge with and into the Company (the "Transaction"). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

           You have requested our opinion as to the fairness from a financial point of view of the Consideration to be received by the holders of the Common Stock of the Company in the Transaction.

           UBS Warburg LLC ("UBS Warburg") has acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee upon the consummation thereof for its services, which include the rendering of this opinion. In the past, UBS Warburg has provided investment banking and other financial advisory services to the Company and has received customary fees for rendering these services. In connection with our engagement, we were not requested to, and we did not solicit third party indications of interest in the acquisition of all or a part of the Company. In the ordinary course of business, UBS Warburg, its successors and affiliates may trade or have traded securities of the Company and/or Sara Lee and accordingly, may at any time hold a long/short position in such securities.

[LOGO OF UBS WARBURG]
                                      -2-

     Our opinion does not address the Company's underlying business decision to effect the Transaction or constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender their shares and vote with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the transaction. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Merger Agreement does not differ in any material respect from the draft that we have examined, and that the Purchaser, Sara Lee and the Company will comply with all the material terms of the Merger Agreement.

     In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company, including estimates and financial forecasts prepared by management of the Company that were provided to us by the Company and not publicly available;
(iii) conducted discussions with members of the senior management of the Company; (iv) reviewed the recent reported prices and trading activity for the Company's Common Stock and compared such information and certain financial information of the Company with similar information for certain other companies engaged in businesses we consider generally comparable to those of the Company;
(v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant; (vii) reviewed drafts of the Merger Agreement and certain ancillary documents; and (viii) conducted such other financial studies, analyses and investigations, and considered such other financial, economic and market data and other information as we deemed necessary or appropriate.

     In connection with our review, at your direction, we have not assumed any responsibility for independent verification for any of the information reviewed by us for the purpose or this opinion and have, at your direction, relied on its being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. We were not asked to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion is necessarily based on economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof.

[LOGO OF UBS WARBURG]

           Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be received by the holders of the Common Stock of the Company in the Transaction is fair, from a financial point of view, to such stockholders.

                               Very truly yours,

                               /s/ UBS Warburg LLC

                               UBS WARBURG LLC

                                                                        ANNEX B

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about July 3, 2001, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of The Earthgrains Company, a Delaware corporation ("Earthgrains"), with respect to the tender offer (the "Offer") by SLC Acquisition Corp., a Delaware corporation ("SLC") and a wholly-owned subsidiary of Sara Lee Corporation, a company organized under the laws of Maryland ("Sara Lee"), to the holders of record of the issued and outstanding voting common stock, par value $0.01 per share, including the associated rights to purchase preferred stock, of Earthgrains (the "Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. This Information Statement is being distributed in connection with the possible election of persons designated by Sara Lee to a majority of the seats on Earthgrains' board of directors (the "Board").

  The Offer is being made by SLC pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 29, 2001, by and among Earthgrains, Sara Lee and SLC. Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) Sara Lee will cause SLC to commence the Offer for all Shares at a purchase price of $40.25 per share, net to the seller in cash, and (ii) SLC will be merged with and into Earthgrains. As a result of the Merger, Earthgrains will become a direct, wholly-owned subsidiary of Sara Lee.

  The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer, Sara Lee shall be entitled to designate such number of directors (the "Sara Lee Designees") to the Board as will give Sara Lee representation proportionate to its ownership, subject to certain conditions. The Merger Agreement requires Earthgrains to take such action as Sara Lee may request to cause the Sara Lee Designees to be elected to the Board under the circumstances described therein. This Information Statement is required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

  The Offer commenced on July 3, 2001 and is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, July 31, 2001, at which time, if all conditions to the Offer have been satisfied or waived and certain other circumstances do not exist, SLC will purchase all of the Shares validly tendered pursuant to the Offer and not withdrawn.

  The information contained in this Information Statement concerning SLC and Sara Lee has been furnished to Earthgrains by Sara Lee and Earthgrains assumes no responsibility for the accuracy or completeness of any such information.

                                    GENERAL

  The Shares are the only class of equity securities of Earthgrains outstanding which are entitled to vote at a meeting of the stockholders of Earthgrains. As of June 29, 2001 there were 42,648,084 issued and outstanding Shares.

              RIGHTS TO DESIGNATE DIRECTORS AND PARENT DESIGNEES

  SLC has informed Earthgrains that it currently intends to choose the Sara Lee Designees from among the executive officers and directors of Sara Lee and SLC listed in Schedule I to the Offer to Purchase (which is filed as an exhibit to the Schedule TO filed by Sara Lee and SLC with the Securities and Exchange Commission (the

"SEC") on July 3, 2001), a copy of which is being mailed to the stockholders of Earthgrains. The information with respect to such officers and directors in
Schedule I is incorporated herein by reference in its entirety.

  The Merger Agreement provides that, if requested by Sara Lee, Earthgrains shall, to the extent permissible, promptly following the purchase of Shares by SLC pursuant to the Offer, take all action necessary to cause the Sara Lee Designees to become directors of Earthgrains so that the total number of such persons, rounded up to the next whole number, equals the product of the total number of directors on the Board (giving effect to the directors to be elected pursuant to the Merger Agreement) multiplied by the percentage that the number of Shares beneficially owned by SLC, Sara Lee or any of their affiliates, bears to the total number of Shares then outstanding (on a fully diluted basis). At such time, Earthgrains shall also cause persons designated by Sara Lee to constitute the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board (ii) each board of directors (or similar body) of each subsidiary of Earthgrains, and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which the Shares are listed. In furtherance thereof, Earthgrains will increase the size of the Board or promptly secure the resignation of directors, or both, as is necessary to permit the Sara Lee Designees to be elected to the Board.

  It is expected that the first of the Sara Lee Designees to assume office would assume office promptly following the purchase by SLC of Shares pursuant to the Offer, which purchase cannot be earlier than July 31, 2001, and that, upon assuming office, the Sara Lee Designees will thereafter constitute at least a majority of the entire Board. Notwithstanding the foregoing, after the appointment of the Sara Lee Designees to the Board, at all times prior to the date the Merger becomes effective, Sara Lee and Earthgrains will each use reasonable best efforts to ensure that at least three of the members of the Board are persons who are currently members of the Board (the "Continuing Directors"). If, however, there are in office fewer than three Continuing Directors for any reason, the Board will take all action necessary to cause a person designated by the remaining Continuing Directors to fill such vacancy. Such person will be deemed to be a Continuing Director and if there are no other Continuing Directors, the other directors of Earthgrains then in office will designate two persons to fill such vacancies who are not officers or employees or affiliates of Earthgrains, Sara Lee or the SLC or any of their respective subsidiaries or affiliates.

  None of the executive officers and directors of Sara Lee or SLC currently is a director of, or holds any position or office with, Earthgrains. Earthgrains has been advised that, to the best knowledge of Sara Lee and SLC, none of Sara Lee's or SLC's directors or executive officers beneficially own any equity securities, or rights to acquire any equity securities, of Earthgrains and none has been involved in any transactions with Earthgrains or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

                   CURRENT BOARD OF DIRECTORS OF EARTHGRAINS

General

  The Board has established an Audit and Finance Committee (the "Audit Committee"), a Compensation and Human Resources Committee (the "Compensation Committee") and a Nominating Committee (the "Nominating Committee"). The Audit Committee, which is comprised of Peter F. Benoist, Jaime Iglesias, Jerry E. Ritter and Timothy P. Smucker, recommends to the Board the selection of independent accountants, reviews the scope and results of the independent audit and internal audit function, and reviews Earthgrains' financial plans and policies related to borrowings, dividends and capital structure. All of the members of the Audit Committee are independent as defined by the New York Stock Exchange's listing standards. The Compensation Committee, which is comprised of J. Joe Adorjan, Maxine K. Clark,
E. Byron Glore, Jr. and William E. Stevens, considers and makes recommendations to the Board as to the salaries and other compensation to be paid to Earthgrains' executive officers, other officers and upper management employees of Earthgrains and its subsidiaries. The Nominating Committee, which is comprised of J. Joe Adorjan, Peter F. Benoist and William E. Stevens, identifies and considers potential candidates for Board membership, and conducts ongoing review of Board composition and duties, as well as corporate governance issues.

  The Board held seven meetings during the fiscal year ended March 27, 2001. The Board also took certain actions by unanimous written consent in lieu of a meeting, as permitted by the Delaware General Corporation Law (the "DGCL"). In 2001, the Audit Committee met eight times, the Compensation Committee met six times, and the Nominating Committee met once. All directors attended 75% or more of all meetings of the Board and all committees of the Board on which they served during the fiscal year ended March 27, 2001, except for Mr. Jaime Iglesias who attended 73% of all meetings of the Board and the applicable committee meetings.

Director Compensation

  Directors who are employees of Earthgrains receive no compensation for service as members of either the Board or committees thereof. Directors who are not employees of Earthgrains receive an annual fee of $25,000, plus $1,500 fee for each meeting of the Board attended, $750 fee per committee meeting attended and $3,500 fee for chairing a committee.

  Each non employee director is required to defer 25% of his or her director's fees and maintain an account in Earthgrains' Amended and Restated Non-employee Directors Deferred Fee Plan. Directors may elect to defer up to 100% of their fees. Fees that are not deferred are paid in cash. Each director's deferred fees are credited to his or her deferred share unit account; previously, such fees were credited to a share equivalent account that tracked the value of the Shares. Amounts deferred under the plan will be paid-in Shares in the case of deferred share units, and in cash in the case of share equivalents-on a date the director specifies or over a period of up to 10 years commencing on a date specified by the director. In addition to their deferred fees, non-employee directors receive equity grants. Upon initially becoming a director, each non-employee director nominee receives $15,000 of deferred share units. Each non-employee director receives an annual credit of $23,500 of deferred share units.

Section 16(a) Beneficial Ownership Reporting Compliance

  Executive officers and directors of Earthgrains are required under the Securities Exchange Act of 1934 to file reports of ownership and changes in ownership of the Shares with the SEC and the New York Stock Exchange. Copies of those reports must also be furnished to Earthgrains.

  Based solely on a review of the copies of those reports, other documents furnished to Earthgrains and written representations that no other reports were required, Earthgrains believes that all filing requirements applicable to executive officers and directors have been complied with during the preceding fiscal year.

Current Directors and Executive Officers

  J. Joe Adorjan, 62, has been a director of Earthgrains since 1996. Mr. Adorjan is currently a partner with Stonington Partners, Inc. and Chairman, Adven Capital Partners, LLC. From January 1996 to October 1999, Mr. Adorjan was Chairman of Borg-Warner Security Corporation ("Borg-Warner"), a Chicago-based provider of security services. Mr. Adorjan was Chief Executive Officer of Borg-Warner from October 1995 to March 1999, President from April 1995 to March 1999, and was a Director of Borg-Warner from 1993 to 1999. Mr. Adorjan was Chairman and Chief Executive Officer of ESCO Electronics Corporation from 1990 to 1992. He served as President of Emerson Electric Company from 1993 until April 1995. Mr. Adorjan is a member of the Board of Directors of Goss Graphic Systems, Inc., and HK Systems, Inc. He is Chairman of the Board of Directors of

Bates Sales Company. Mr. Adorjan is a commissioner for the Missouri Gaming Commission. He is Chairman of the Board of Trustees of Saint Louis University, and also serves on the Board of Directors of Ranken Technical College and Grand Center Development Corporation.

  Jerry E. Ritter, 66, has been a director of Earthgrains since 1995. Mr. Ritter is currently a consultant to Anheuser-Busch Companies, Inc. Mr. Ritter was Chairman of the Board of Directors of Clark Enterprises-parent company of the St. Louis Blues Hockey Club and Kiel Center (the Club's home venue)-from July 1996 until October 1999. He was Executive Vice President-Chief Financial and Administrative Officer of Anheuser-Busch from 1991 to 1996, and served in several executive capacities at Anheuser-Busch, including Vice President and Group Executive from 1984 to 1990, Vice President-Finance from 1981 to 1983, and Vice President-Finance and Treasurer from 1975 to 1981. Mr. Ritter is a member of the Board of Directors of Brown Shoe Company. He is President of the Board of Governors of SSM Cardinal Glennon Children's Hospital, President of the Board of Trustees of the St. Louis Science Center, and also serves on the Board of Commissioners of the Saint Louis Science Center.

  Timothy P. Smucker, 56, was elected a director of Earthgrains in 2001. Mr. Smucker is currently the Chairman and Co-Chief Executive Officer of The J.M. Smucker Company, a food products manufacturer and the North American market-share leader for fruit spreads. For more than 30 years, Mr. Smucker has held a variety of positions with The J.M. Smucker Company, and has been a director since 1973. Mr. Smucker also serves as a director of Dreyer's Grand Ice Cream, Inc., and Huntington BancShares Incorporated.

  Barry H. Beracha, 59, has been a director of Earthgrains since 1993. Currently, Mr. Beracha is the Chief Executive Officer and Chairman of the Board of Directors of Earthgrains since March 1996. From 1976 through March 1996, he was a Vice President and Group Executive of Anheuser-Busch Companies, Inc. ("Anheuser-Busch"), and during that time served in various positions for various Anheuser-Busch subsidiaries. Mr. Beracha is a member of the Board of Directors of Pepsi Bottling Group, Inc., McCormick & Company, Inc., and Transora, a business-to-business electronic marketplace for consumer packaged goods companies. He also serves as a member of the Board of Trustees of Saint Louis University.

  Peter F. Benoist, 53, has been a director of Earthgrains since 1996. Currently, Mr. Benoist is the Executive Director, Regional Housing and Community Development Alliance. Mr. Benoist was Senior Executive Vice President and Chief Operating Officer of Mercantile Bank of St. Louis from February 1998 to November 1999. He served as Executive Vice President of Mark Twain Bancshares, Inc., from 1984 to 1998; Director of Mark Twain Bancshares, Inc., from 1991 to 1997, Chairman of the Board of Directors of Mark Twain Bank from 1986 until June 1996, President of Mark Twain Bank from 1986 until 1989, and Chairman of Mark Twain Kansas City Bank from 1992 until June 1996. Mr. Benoist is a Director of Beyond Housing (formerly Ecumenical Housing Production Corp.), Director and Chairman of St. Louis Priory, Chairman of the Board of Trustees of Maryville University, Director of the St. Louis Equity Fund, and Second Vice President of the Board of Governors of SSM Cardinal Glennon Children's Hospital.

  Maxine K. Clark, 52, has been a director of Earthgrains since 1996. Ms. Clark is currently the President and Chief Executive Officer of The Build-A-Bear Workshop, a children's entertainment retail company. Since 1996, Ms. Clark has been President and Chief Executive Officer of Build-A-Bear Workshop, Inc., a St. Louis-based retail chain, and the developer of The Build-A-Bear Workshop. She was President and Chief Merchandising Officer of Payless ShoeSource, Inc., from 1992 until 1996, and Executive Vice President for Venture Stores, Inc., from 1988 until 1992. Ms. Clark is a member of the Board of Trustees of the University of Georgia Foundation, a member of the Advisory Board for The Hatchery, Washington University, and a member of the Board of Directors for the Greater Saint Louis Council of Girl Scouts.

  E. Byron Glore, Jr., 59, has been a director of Earthgrains since 2001. Currently, Mr. Glore is the Chief Executive Officer of The Glore Group, a firm founded in 1995 and specializing in new-product development for the television and consumer market industries. Mr. Glore is an Emmy award winning television producer. Mr. Glore was President of Consumer Analyst, a new-product development firm, serving Fortune 500 Companies, from 1976 to 1995. From 1966 to 1976, Mr. Glore held a variety of sales planning and marketing positions for Anheuser-Busch, including Director of New Product Development, Director of Marketing Development and Brand Manager for Budweiser. Mr. Glore is a member of the Board of Directors of FutureNet, Inc.

  Jaime Iglesias, 70, has been a director of Earthgrains since 1996. Mr. Iglesias is retired since March 1996. From January 1993 to March 1996, Mr. Iglesias was Chairman of the Board of Directors of Anheuser-Busch Europe, Inc. ("ABEI"), which is a subsidiary of Anheuser-Busch. He was Chief Executive Officer of ABEI from 1989 until March 1996 and President of ABEI from 1988 until March 1996. Mr. Iglesias was appointed President-International Operations of Earthgrains and prior to that served as Earthgrains' Vice President-International from 1983 to 1996. He was also Chairman and President of Bimbo and President and Senior Vice President-Europe of Anheuser-Busch's subsidiary, Anheuser-Busch International, Inc. ("ABII"), and has served in such capacities since 1978 and March 1996, respectively. He also served as President and Managing Director-Europe of ABII from 1988 until March 1996.

  William E. Stevens, 58, has been a director of Earthgrains since 1996. Currently, Mr. Stevens is the Chairman of BBI Group, Inc. Mr. Stevens was Chairman and Chief Executive Officer of The Wesmark Group from 1999 to January 2001. From 1996 to 1999, he was Executive Vice President of Mills & Partners. Mr. Stevens was President, Chief Executive Officer and a member of the Board of Directors of United Industries Corporation from 1989 to 1996. Prior to 1989, Mr. Stevens was Executive Vice President and a member of the Board of Directors of Black & Decker Corporation. He serves on the Board of Directors of McCormick & Company, Inc. Mr. Stevens also serves on the Board of Directors of the Repertory Theatre Company of St. Louis.

Security Ownership of Certain Beneficial Owners And Management

  The following tables set forth, as of June 18, 2001, certain information regarding stock ownership by beneficial owners of more than five percent of the Shares (based on reports filed by them with the SEC) and, as of March 27, 2001, share units and share equivalents whose value is tied to the Shares for each director and nominee for director, each of the executive officers named in the Summary Compensation Table (see page B-8 of this Annex), and all directors and executive officers as a group. Except as otherwise noted, the individuals have sole voting and investment power with respect to the Shares reported.

                       BENEFICIAL OWNERS OF MORE THAN 5%

  The table below lists the persons or groups known by Earthgrains to own more than 5% of its Shares:

   Name and Address                         Number of    % of Shares Explanatory
   of Beneficial Owner                     Common Shares Outstanding    Notes
   -------------------                     ------------- ----------- -----------
FMR Corp. ................................   4,750,974     11.208       (a)(c)
82 Devonshire Street
Boston, Massachusetts 02109

Snyder Capital Management, L.P............   3,429,300       8.09       (b)(c)
and its general partner,
Snyder Capital Management, Inc.
("Snyder Capital")
350 California Street, Suite 1460
San Francisco, California 94104

--------
(a) FMR Corp. and its subsidiaries have sole voting power as to 328,190 shares and sole investment power as to 4,750,974 shares.
(b) Snyder Capital has shared voting power as to 3,152,400 shares and shared investment power as to 3,429,300 shares.
(c) As reported to the Securities and Exchange Commission by the beneficial owner as of December 31, 2000.

                 COMMON STOCK BENEFICIALLY OWNED BY MANAGEMENT

                                                 Share Units
                          Number of Exercisable  and % Share             % of Shares
          Name            Shares(1) Options(2)  Equivalents(3)   Total   Outstanding
          ----            --------- ----------- -------------- --------- -----------
Barry H. Beracha........    717,914    501,865                 1,219,779    2.84
J. Joe Adorjan..........     11,297                 2,785         14,082       *
Peter F. Benoist........     12,573                 6,404         18,977       *
Maxine K. Clark.........      6,109                 5,469         11,578       *
E. Byron Glore, Jr. ....          0                 3,946          3,946       *
Jaime Iglesias..........     11,574                 3,635         15,209       *
Jerry E. Ritter(4)......     20,199                 5,787         25,986       *
Timothy P. Smucker......      1,000                 2,848          3,848       *
William E. Stevens(5)...     14,669                 5,204         19,873       *
John W. Iselin, Jr......    177,712    107,434                   285,146       *
William H. Opdyke.......     47,533     93,564                   141,097       *
Mark H. Krieger.........     35,018     70,859                   105,877       *
Barry M. Horner(6)......     32,712     73,482                   106,194       *
All directors and
 executive officers as a
 group (25 persons).....  1,300,989  1,268,663                 2,569,652    5.87

--------
 * Person beneficially owns less than 1% of Earthgrains common stock outstanding.
(1) Includes the following: *stock held directly; *shares of stock held indirectly in an employee's 401(k) account, stock purchase plan account or otherwise, and *restricted stock subject to forfeiture, a vesting schedule and other restrictions.
(2) Shares of common stock that could be acquired by exercising stock options through May 26, 2001.
(3) Includes share units and share equivalents in Earthgrains' deferred compensation plan for non-employee directors. The value of share units and share equivalents mirrors the value of Earthgrains common stock. Share units are ultimately paid in shares of common stock, while share equivalents are ultimately paid in cash; neither share units nor equivalents have voting rights.
(4) Includes 16,918 shares of common stock held by a family limited partnership.
(5) Includes 4,000 shares of common stock held in an irrevocable trust, the beneficial ownership of which is disclaimed.
(6) Includes 158 shares of common stock owned by a child of Mr. Horner, the beneficial ownership of which is disclaimed.

Stock Price Performance Graph

  The following performance graph compares the changes, for the period indicated, in the cumulative total value of $100 hypothetically invested in each of (a) the Shares, (b) the S&P 1500 Supercomposite, and (c) the S&P Foods Index. Both of the indices are weighted by capitalization. The S&P 1500 Supercomposite is comprised of 500 companies with large capitalization (S&P
500), 400 companies with medium capitalization (S&P 400) and 600 companies with small capitalization (S&P 600) and reflects the performance of those 1500 companies. The S&P Foods Index reflects the performance of 11 companies represented in the foods sector of the S&P 500 Index.


                                    [GRAPH]

                  27-Mar-96 25-Mar-97 31-Mar-98 30-Mar-99 28-Mar-00 27-Mar-01

Earthgrains Co       $100      $170      $293      $284      $193      $279

S&P 1500 Super-
 composite           $100      $123      $175      $203      $242      $195

S&P Foods Index      $100      $128      $177      $158      $116      $160

                            EXECUTIVE COMPENSATION

                          Summary Compensation Table

  The table below summarizes the compensation paid by Earthgrains for services rendered by the named executive officers during the past three fiscal years.

                                  Annual Compensation(1)              Long-Term Compensation
                         ---------------------------------------- ------------------------------
                                                                  Restricted Securities          All Other
   Name and Principal    Fiscal                    Other Annual     Stock    Underlying   LTIP    Compen-
        Position          Year   Salary   Bonus   Compensation(2) Awards(3)  Options(#)  Payout  sation(4)
   ------------------    ------ -------- -------- --------------- ---------- ---------- -------- ---------
Barry H. Beracha........  2001  $675,000 $113,400     $13,907      $957,450   100,700             $46,333
 Chairman of the Board &  2000   640,080  361,965       9,843           -0-    40,000   $549,960   45,957
 Chief Executive Officer  1999   600,000  415,000       5,857           -0-    40,000              44,004

John W. Iselin, Jr......  2001   357,000   84,879      11,185       536,250    56,400              18,729
 Executive Vice           2000   305,040  160,183       6,293           -0-    19,800    257,400   16,004
 President & Chief        1999   272,820  124,178       4,566           -0-    25,000              14,303
 Operating Officer

William H. Opdyke.......  2001   255,000  129,051       9,171       159,900    16,900              17,967
 President, Worldwide     2000   245,040  111,180       5,041           -0-    16,200    195,900   17,154
 Refrigerated Dough       1999   215,400  117,274       3,603           -0-    20,000              14,839
 Products &
 International Baking

Mark H. Krieger.........  2001   255,000   44,050       4,273       200,850    21,200              13,193
 Vice President & Chief   2000   231,000   97,119       4,558           -0-    14,400    178,800   11,908
 Financial Officer        1999   209,520   72,960      67,041           -0-    15,840              10,043

Barry M. Horner.........  2001   262,008   36,507       6,592       161,850    17,000              15,622
 President, U.S. Bakery   2000   240,000   79,023       4,867           -0-    10,800    190,800   14,037
  Products                1999   200,280   70,365       4,871           -0-    17,000              11,849

--------
(1) Salary and bonus amounts include any amounts earned in a given fiscal year and subsequently deferred under Earthgrains' Executive Deferred Compensation Plan. Upon the purchase by Sara Lee of more than 30% of the Shares in the Offer, which purchase would constitute a change in control under the Executive Director Deferred Compensation Plan, the Deferred Compensation Plan will continue in effect unless terminated by Earthgrains or Sara Lee. Upon any subsequent change in control, all participants will be entitled to a lump sum payment of any amounts accrued in their accounts within 30 days after the change in control.
(2) Amounts reported are tax reimbursements, with the exception of the amount reported for Mr. Krieger in 1999. That amount consists primarily of a country club membership valued at $38,053.
(3) Non preferential dividends are paid on the restricted stock. The restricted stock also has a tax payment feature; some of the shares can be used to pay the required withholding taxes related to the vesting of the restricted stock awards. Any taxes in excess of the required withholding taxes must be paid by the recipient. When the awards vest, certain executive officers, including the named executive officers, may sell some of their respective shares to Earthgrains in order to satisfy any additional tax liability they may incur.

  The Compensation Committee of the Board may accelerate the vesting of a restricted stock award at any time, and all shares of restricted stock automatically vest upon the recipient's death or upon disability. If certain events occur which would result in a change in control of Earthgrains, all shares of restricted stock become nonforfeitable and freely transferable (except for restrictions imposed by applicable federal and state securities laws), and all previously unsatisfied conditions to unrestricted ownership lapse. The number of shares and value of restricted stock holdings as of March 27, 2001, are as follows:

                                                        Number      Value at
                                                       of Shares Fiscal Year End
                                                       --------- ---------------
   * Mr. Beracha......................................  215,766    $4,412,415
   * Mr. Iselin.......................................   63,334     1,295,180
   * Mr. Opdyke.......................................   27,366       559,635
   * Mr. Krieger......................................   22,384       457,753
   * Mr. Horner.......................................   20,384       416,853

(4) The amounts shown in this column consist of the following for fiscal year 2001:

  (i) Matching Contributions under Earthgrains' 401(k) and 401(k) restoration plans: * Mr. Beracha, $26,538 * Mr. Iselin, $14,280 * Mr. Opdyke, $10,200 * Mr. Krieger, $10,200 * Mr. Horner, $10,480

    In the event of a change in control of Earthgrains, the unvested portion of a participant's 401(k) account will immediately become 100% nonforfeitable, and the entire amount accrued in the 401(k) Restoration Plan on behalf of a participant will be paid in a single lump sum within 30 days of the date of the change in control.

  (ii) Amounts imputed as income for federal income tax purposes under Earthgrains' life insurance plans: * Mr. Beracha, $19,795 * Mr. Iselin, $4,449 * Mr. Opdyke, $7,767 * Mr. Krieger, $2,993 * Mr.
       Horner, $15,142

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                             Potential Realizable
                                     % of Total                                Value at Assumed
                         Number of    Options                                Annual Rates of Stock
                           Shares    Granted to                             Price Appreciation for
                         Underlying Employees in                                Option Term(3)
                          Options   Fiscal Year  Exercise Price Expiration -------------------------
   Name                  Granted(1)   2001(2)      Per Share       Date    0%      5%        10%
   ----                  ---------- ------------ -------------- ---------- --- ---------- ----------
Barry H. Beracha........  100,700      20.32        $19.375      7/13/10   -0- $1,227,030 $3,109,113
John W. Iselin, Jr. ....   56,400      11.38        $19.375      7/13/10   -0-    687,234  1,741,350
William H. Opdyke.......   16,900       3.41        $19.375      7/13/10   -0-    205,927    521,788
Mark H. Krieger.........   21,200       4.28        $19.375      7/13/10   -0-    258,322    654,550
Barry M. Horner.........   17,000       3.43        $19.375      7/13/10   -0-    207,145    524,875

--------
(1) All options granted to the named executive officers are nonqualified stock options (NQSOs) that were granted on July 14, 2000. The options become exercisable in three equal parts on the first, second and third anniversaries of the grant date; however, the Compensation Committee of the Board is authorized to accelerate exercisability at any time, and acceleration occurs automatically in the event of the optionee's death, disability, or retirement as those terms are defined in the 1996 Stock Incentive Plan and its agreements, or if certain events occur which would result in a change in control of Earthgrains. In addition, the options were granted with a tax payment feature; the option stock can be used to pay the withholding taxes related to an option exercise. They are also transferable to the respective officers' immediate family members.
(2) Based on option grants for 495,450 shares of Earthgrains common stock to 79 employees in fiscal year 2001.
(3) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the SEC and therefore are not intended to forecast possible future appreciation of Earthgrains' common stock. If the value of Earthgrains' common stock does not appreciate, the options will be valueless, as evidenced by the 0% column. The assumed 5% annual rate of appreciation would result in the market price of Earthgrains' common stock increasing from $19.375 to $31.56. The assumed 10% annual rate of appreciation would result in an increase from $19.375 to $50.25.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR END OPTION VALUES

                          Shares                  Number of Shares        Value of Unexercised
                         Acquired              Underlying Unexercised    In-The-Money Options at
                            on       Value    Option at Fiscal Year End   Fiscal Year End(1)(2)
   Name                  Exercise Realized(1) Exercisable/Unexercisable Exercisable/Unexercisable
   ----                  -------- ----------- ------------------------- -------------------------
Barry H. Beracha........  12,000   $169,874        668,531/140,701         $7,086,914/$234,420
John W. Iselin, Jr. ....  12,000    145,499        107,434/ 77,934            764,314/ 123,082
William H. Opdyke.......   2,000     28,562         93,564/ 34,368            768,491/  69,265
Mark H. Krieger.........     -0-        -0-         70,859/ 36,081            576,383/  68,209
Barry M. Horner.........     450      6,792         73,482/ 29,868            571,344/  52,340

--------
(1)  Value before income taxes payable as a result of exercise.
(2) The closing price of Earthgrains' common stock on March 27, 2001, was $20.45 per share. Options granted with a higher exercise price are ignored in this column.

                              PENSION PLAN TABLE

  The following table shows the estimated annual pension benefits based upon years of service and covered compensation that will be payable to a participant at normal retirement age (65) under the Company's qualified Pension Plan (the "Pension Plan") and the Earthgrains' nonqualified Supplemental Executive Retirement Plan (the "Supplemental Plan").

                           Years of Credited Service

   Compensation      15       20       25       30       35    40 and over
   ------------      --       --       --       --       --    -----------
     $  300,000   $ 75,000 $100,000 $125,000 $150,000 $150,000  $150,000
        600,000    150,000  200,000  250,000  300,000  300,000   300,000
        900,000    225,000  300,000  375,000  450,000  450,000   450,000
     1,200,000     300,000  400,000  500,000  600,000  600,000   600,000
     1,500,000     375,000  500,000  625,000  750,000  750,000   750,000

  Due to differences in the compensation covered, the formula for the calculation of benefits and limitations on the amount of benefits that may be paid under a qualified plan, benefits will generally be greater pursuant to the Supplemental Plan. The benefits amounts set forth in the pension benefits table were calculated using the covered compensation and formulas set forth in the Supplemental Plan.

  Covered compensation under the Supplemental Plan in any fiscal year is the rate of base salary for that year plus the annual bonus earned in the immediately prior fiscal year. The computation of benefits under the Supplemental Plan is based upon the highest of the covered compensation in the year employment ends or in any of the four preceding fiscal years ("Final Pay"). Benefits under the Supplemental Plan at age 65 range from 25% of Final Pay at 15 years of service; to 33.3% of Final Pay at 20 years; to 41.7% of Final Pay at 25 years; to 50% (or 45% depending upon the office of the participant) of Final Pay at 30 years of service and beyond. The following are the years of credited service and the Final Pay for each of the named executive officers: Mr. Beracha--33.7 years and $1,036,965; Mr. Iselin--21.7 years and $517,183; Mr. Opdyke--21.3 years and $363,044; Mr. Krieger--20.2 years and $352,119; and Mr. Horner--30.3 years and $341,031.

  Benefits under the Supplemental Plan will be offset by Social Security benefits at age 65, benefits payable to the participant at age 65 under the Pension Plan (as a life-only annuity) and any qualified or nonqualified benefits under the Company's prior plans for service before March 26, 1996. None of these offsets is shown in the benefits table set forth above. Benefits are payable as annuity payments or in a lump sum. In the event of a change in control of the Company, a participant's accrued benefits under the Supplemental Plan will become nonforfeitable and will be fully payable in a single lump sum within 30 days of the change in control.

                             EXECUTIVE AGREEMENTS

  The executive officers named in the Summary Compensation Table on page B-8 of this Annex, and certain other key executives of Earthgrains have entered into executive severance agreements ("Severance Agreements") with Earthgrains. The Severance Agreements are effective for a three-year period with automatic one-year extensions, unless a termination notice is given. Each Severance Agreement provides that if the executive's employment terminates in certain ways following a change in control of Earthgrains, the executive would receive certain severance benefits. The severance benefits would consist of cash payments by Earthgrains equal to two times (three times in the case of Mr. Beracha) the executive's average base salary and target bonus. In addition, the executive's welfare benefits (e.g. health and life insurance) would continue for two years (three years in the case of Mr. Beracha), certain supplemental pension benefits would vest, and Earthgrains would be required to pay any excise taxes imposed in connection with the severance benefits. No severance benefits would be provided if an executive were terminated for cause, death, or disability, or if no change in control of Earthgrains were to occur.

                             RELATED TRANSACTIONS

  During Earthgrains' fiscal year ending March 27, 2001, Earthgrains sold approximately $3,000,000 worth of products to The J.M. Smucker Company ("Smucker Company") and purchased approximately $525,000 of products from Smucker Company. Timothy P. Smucker is a director of Earthgrains and Chairman and Co-Chief Executive Officer of Smucker Company.

                   REPORT OF THE AUDIT AND FINANCE COMMITTEE

  The Audit Committee of the Board is comprised entirely of independent, non-employee directors. The Audit Committee operates in accordance with the authority delegated to it by the Board, and functions under a written charter adopted by the Audit Committee, approved by the Board and attached as Annex B-1 to this Information Statement. The Audit Committee assists the Board of Directors in fulfilling its oversight of Earthgrains by reviewing the financial statements prepared by Earthgrains management and by assessing the systems of internal controls Earthgrains management establishes and implements.

  In the course of completing its oversight responsibilities, the Audit Committee reviewed audited financial statements with management, and discussed the acceptability of the accounting principles employed. The Audit Committee also reviewed with management the reasonableness of certain judgments and assessments made in the course of preparing the financial statements, as well as the clarity of the disclosures contained in them.

  The independent accounting firm, PricewaterhouseCoopers LLP, has the responsibility of expressing an opinion on the conformity of Earthgrains audited financial statements with generally accepted accounting principles. The Audit Committee reviewed with PricewaterhouseCoopers LLP their judgments as to both the acceptability and appropriateness of the application by Earthgrains of those accounting principles. The Audit Committee also discussed with PricewaterhouseCoopers LLP such other matters as are required to be discussed under generally accepted auditing standards, including Statement on Auditing Standards No. 61.

  In addition, the Audit Committee discussed with PricewaterhouseCoopers LLP its independence from management and Earthgrains, including the matters contained in the written disclosures required by the Independence Standards Board. In doing so, the Audit Committee considered the compatibility of PricewaterhouseCoopers LLP's provision of non-audit services with its independent audit function.

 The Audit Committee discussed with PricewaterhouseCoopers LLP the overall scope and plans for its audit. The Audit Committee met with PricewaterhouseCoopers LLP, with and without management present, to discuss the results of its audit, its evaluation and opinion of Earthgrains' system of internal controls, and the overall quality of the Company's financial reporting.

  In reliance on the reviews and discussions mentioned above, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended March 27, 2001, for filing with the SEC.

           REPORT OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE

  The Compensation Committee of the Board of Earthgrains is comprised entirely of independent, non- employee directors. The Compensation Committee operates under the authority delegated to it by the Board. The Compensation Committee's responsibilities include review and approval of salary, annual incentives, equity-based incentives, mid- to long-term incentives and other compensation for executive officers, including the Chief Executive Officer (the "CEO"). The Compensation Committee also administers Earthgrains' employee incentive programs. The following discussion summarizes the philosophies and methods which guide the Compensation Committee in carrying out its responsibilities.

COMPENSATION PHILOSOPHY

  Earthgrains' principal goal is to maximize shareholder value. Accordingly, the Compensation Committee's paramount objective is to strengthen and monitor the connection between executive compensation and the creation of value by Earthgrains. The Compensation Committee endeavors to accomplish this through a compensation program that attracts, motivates and retains top executive talent, and that rewards those executives for maximizing the key elements of Earthgrains' economic value.

  Earthgrains' executive officers are eligible for fixed, short-term variable (based on short-term performance), and mid- to long-term incentive (based on mid- to long-term corporate results) elements of compensation. In determining the structure and design of these pay elements as well as how much is awarded under each component, the Compensation Committee considers several principles:

  . To attract, motivate and retain executives, a base compensation package that is competitive with median practices in the commodity and branded segments of the food industry.

  . Both short-term and mid- to long-term incentives that are matched with short-term and mid- to long-term corporate performance, respectively, to achieve Earthgrains' financial performance objectives.

  . All Earthgrains' awards should be aligned with maximizing the economic value of Earthgrains.

  . Each component of compensation available to executives should be clearly communicated to them, as should the performance required to earn variable components of compensation. Such communication is essential to an effective compensation program.

  The Compensation Committee reviews compensation based on these four principles, Earthgrains' performance and competitive practices. As part of its review, the Compensation Committee looks at compensation of a broad group of companies in the food industry (the "survey companies"), including but not limited to the companies included in the S&P Foods Index, as reflected in Earthgrains' stock price performance graph on page B-7.

  The Compensation Committee favors qualifying compensation for tax deductibility under the Internal Revenue Code. Section 162(m) of that Code limits to $1 million the annual deduction a publicly held corporation may take for compensation paid to any executive, except for certain performance-based compensation. However, tax savings are but one consideration among many in the executive compensation equation, and will not be solely determinative where the Committee, in its discretion, finds other considerations to be more important.

COMPENSATION PROGRAM COMPONENTS

  During the last fiscal year, Earthgrains executives were eligible for four compensation components: (1) base salary, (2) annual incentives, (3) equity-based incentives, and (4) mid- to long-term incentives. In general, base salary is set in advance but can be adjusted periodically at the discretion of the Compensation Committee; annual and equity-based incentives are awarded at the discretion of the Compensation Committee; and mid- to long-term incentives are awarded by the Compensation Committee pursuant to plans approved by the Compensation Committee. The following discussion outlines the factors the Compensation Committee considers and applies when awarding each of the four components.

BASE SALARY

  The Compensation Committee took the following factors into account in determining each executive's base salary for the last fiscal year, including that of the CEO:

  . The executive's experience and the responsibilities attendant to the position; and

  . The median base salaries paid to executives in comparable positions at the survey companies.

  The Compensation Committee reviews base salaries annually. In evaluating whether an adjustment to an executive's base salary is appropriate, the Compensation Committee considers the pay levels at the survey companies and Earthgrains' overall financial performance during the prior fiscal year including such measures as:

  .  Earnings before interest expense and income taxes ("EBIT");

  . Growth in earnings before interest expense, income taxes, depreciation, amortization and minority interest expense ("EBITDA");

  .  Return on capital employed; and

  .  Appreciation in value of common shares.

  Special consideration may be given to performance measures that bear a close relationship to an executive's particular duties, as well as to the complexity of an individual's responsibilities and the executive's immediate supervisor's evaluation as to how well those responsibilities were discharged. The Compensation Committee, however, does not employ a precise formula in adjusting base salaries and to this extent the determination involves some degree of subjectivity. In accordance with the foregoing, the Compensation Committee increased the base salaries of executive officers, including the named executive officers, in the last fiscal year by an average of 4.4%.

ANNUAL INCENTIVE

  The Compensation Committee sets an annual incentive target bonus for each executive (other than the CEO who is covered by a separate program discussed below) based on the median annual bonus paid to executives performing comparable positions at the survey companies. The Compensation Committee also establishes target performance goals for each fiscal year. At the end of each fiscal year, the Compensation Committee determines what percentage of the target bonus each executive earned, based on the Compensation Committee's assessment of actual performances of both Earthgrains and the executive individually relative to the target performance goals.

  For the last fiscal year, bonuses for executive officers were determined on the basis of Earthgrains' actual EBIT compared with a target EBIT goal established by the Committee. Bonuses for executive officers assigned to Earthgrains' domestic operations were determined in part on the basis of meeting an adjusted EBIT goal for those operations for the first and fourth quarters of fiscal year 2001. The Compensation Committee approved this one-time adjustment to the annual incentive formula due to the impact of the 28-day labor strike on financial results for the second and third quarters of the fiscal year.

  For the last fiscal year, executive officers became eligible for annual bonuses based on a percentage of their target annual bonuses. The bonuses were then adjusted for all executive officers based on the Compensation Committee's assessment of individual performance. This assessment was discretionary and took into account a number of factors that varied from individual to individual.

EQUITY-BASED INCENTIVES

  Earthgrains continues to use stock options and restricted stock as a means of retaining and motivating executives over the long term, and creating a commonality of interest between executives and shareholders. To further align the interests of shareholders and management, the Compensation Committee maintains a policy not to reprice options. An executive's background, position, responsibilities, and individual performance are relevant to the Compensation Committee's decision whether to make an award to an executive, as well as to the amount and composition of any such award. Because awards involve the Compensation Committee's estimation of an individual executive's potential to contribute to Earthgrains' long-term performance, the Compensation Committee considers certain subjective factors in addition to certain objective factors.

OTHER MID- TO LONG-TERM INCENTIVES

  At the 1997 Annual Meeting, stockholders approved Earthgrains' Exceptional Performance Plan (the "EPP").

  The 1998 Cash Incentive Program (the "1998 Program") was the first multi-year program under the EPP. The performance period for the 1998 Program was scheduled to end on March 25, 2002. The performance goals were met or exceeded earlier than the scheduled end date and bonuses were paid in fiscal year 2000.

  In 1999, the Compensation Committee established the 2000 Leadership Excellence Achievement Program (the "2000 Program"). Approximately 290 employees of Earthgrains, including the named executive officers, are designated participants of the 2000 Program. The overall performance period for the 2000 Program will terminate on March 25, 2003.

  The performance goals for the 2000 Program are tied to a cash flow measure, a return on capital measure, and an average annual revenue growth measure.

CEO COMPENSATION

  The factors used to evaluate Mr. Beracha's performance were the development of sound strategic and operating plans and improvements in Earthgrains' operating performance. Strategic acquisitions and successful integration of new operations were also factors.

  Mr. Beracha's compensation was governed, in part, by his employment agreement with Earthgrains. Mr. Beracha received a base salary of $675,000 for the last fiscal year. Mr. Beracha's bonus for the last fiscal year was paid pursuant to a qualitative formula contained in the 2001 CEO Cash Incentive Program (the "2001 CEO Program"), established by the Compensation Committee under the EPP in April 2000. The performance period for the 2001 CEO Program was fiscal year 2001. Mr. Beracha's formula was tied to both Earthgrains' and Mr. Beracha's performance using qualitative measures established and evaluated by the Compensation Committee. Mr. Beracha's bonus for fiscal year 2001 was $113,400.

EXECUTIVE STOCK OWNERSHIP

  The Compensation Committee believes that it is important for every executive to have an ownership interest in Earthgrains that is significant relative to the executive's base salary. Accordingly, Earthgrains adopted minimum stock ownership guidelines for executive officers. Currently, all executives are in compliance with such guidelines.

Section 162(m) Limitations

  Under Section 162(m) of the Internal Revenue Code, a tax deduction by corporate taxpayers, such as Earthgrains, is limited with respect to the compensation of certain executive officers unless such compensation is based upon performance objectives meeting certain regulatory criteria or is otherwise excluded from the limitation. Based upon the Compensation Committee's commitment to link compensation with performance as described in this report, the Compensation Committee currently intends to qualify compensation paid to Earthgrains' executive officers for deductibility by Earthgrains under Section 162(m).

                                                                      ANNEX B-1
                            THE EARTHGRAINS COMPANY

                      AUDIT AND FINANCE COMMITTEE CHARTER

MISSION

  The Audit and Finance Committee of the Board of Directors shall assist the Board in fulfilling its responsibilities with respect to accounting, internal controls, and financial reporting.

  Specifically, the Committee is responsible for overseeing that:

  . A system of internal controls is maintained throughout the Company which protects the assets of the Company on a reasonable and economic basis, provides for proper authorization and recording of transactions, and ensures financial information is reliable and accurate; and

  . Financial statements fairly present in all material respects the financial condition and results of operations of the Company in accordance with generally accepted accounting principles.

MEMBERSHIP

  The Board of Directors shall appoint the Committee members, including a Chairperson, all of whom shall be Directors. In no event shall the Committee consist of less than three members. The members of the Committee will meet the independence and experience requirements of the New York Stock Exchange
(NYSE).

NO CONFLICT

  No member may be an employee of the Company nor may he/she have any relationship that could interfere with his exercise of independent judgment in performing the functions of the Committee.

QUORUM

  A majority of the members of the Committee shall constitute a quorum for all purposes and the act of a majority of the members present at any meeting at which a quorum is present shall be the act of the Committee. The Company's General Counsel and Secretary shall record minutes of the meetings.

DUTIES

  The Committee will meet formally with representatives from its independent public accountants responsible for the annual audit, the internal audit function, and the Company's Chief Executive Officer, General Counsel and Secretary, Chief Financial Officer and Controller. Its duties are to:

  1. Review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval. This should be done in compliance with applicable NYSE Audit Committee Requirements;

  2. Maintain authority and responsibility to select, evaluate, and, where appropriate, replace the independent accountants;

  3. Review the audit scopes and plans, and the associated fees, of the independent public accountants with management and the auditors;

  4. Discuss matters of concern to the Committee, which relate to the annual financial statements and results of the audit, with the independent accountants and management, including any significant changes in accounting principles or disclosure requirements;

  5. Review the effect of new or proposed auditing, accounting or reporting standards with management and the independent public accountants;

                                     B-1-1

  6. Review the reports of the independent public accountants relating to material control weaknesses and reportable conditions in the internal control structure;

  7. Review the scope and fees of non audit services provided by the independent public accountants, and consider the possible effect of the performance of those services on the independence of the independent public accountants;

  8. Review the costs, adequacy and competency of the internal audit function;

  9. Review the annual audit risk assessment and the proposed internal audit plans with management and the auditors;

  10. Review the coverage and results of the internal audits, including review of significant deficiencies in internal controls and/or management improprieties, together with management's response thereto;

  11. Review Company policies related to business ethics and review the results and adequacy of programs and procedures for determining compliance with such policies;

  12. Review information concerning environmental, legal, regulatory and other matters which may represent material financial exposure; and

  13. Consider any other matters related to the oversight responsibilities of the Audit Committee, as deemed advisable or necessary by Company management, the Board of Directors or the Committee.

                                     B-1-2